          Prospectus Supplement to Prospectus dated January 26, 2001.

                                 $825,000,000

                                [MOTOROLA LOGO]

             Puttable Reset Securities PURSSM due February 1, 2011

                               ---------------

   We will pay interest semi-annually on the PURS on February 1 and August 1 of each year to and including February 1, 2003, beginning on August 1, 2001. Interest on the PURS will accrue at an initial interest rate of 6.45% until February 1, 2003. On February 1, 2003 and every subsequent February 1 after which PURS are to remain outstanding, until and including February 1, 2010, the interest rate may be reset at a rate to be determined as described in this prospectus, with interest being paid at such interest rates annually on each subsequent February 1 on which PURS remain outstanding, to and including February 1, 2011.

   On February 1, 2003 and every February 1 thereafter until and including February 1, 2010, one of two things will happen. Either:
  . Goldman, Sachs & Co. will exercise its right to purchase all the PURS from you at 100% of their principal amount; or . We will automatically repurchase the PURS from you at 100% of their principal amount, subject to the right of holders to continue to hold their PURS under circumstances described in this prospectus.

These purchase rights and obligations are subject to the requirements and exceptions described in this prospectus.

   Subject to our obligation to repurchase the PURS from you, the PURS will mature on February 1, 2011. We may not redeem the PURS prior to maturity and the PURS are not entitled to the benefit of any sinking fund.

   The PURS are unsecured and rank equally with all of our other unsecured senior indebtedness. The PURS will be issued only in registered form in denominations of $1,000 and integral multiples of $1,000.

   The PURS are not listed on any securities exchange, and we do not intend to list the PURS on any securities exchange.

   Concurrent with this offering, we are offering $1.4 billion of 6.75% notes due February 1, 2006 pursuant to a separate prospectus. The offerings of the PURS and of the notes are not contingent upon each other.

                               ---------------

   Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

                               ---------------

                                                          Per PURS    Total
                                                          -------- ------------
Initial public offering price............................  99.985% $824,876,250
Underwriting discount....................................   0.250% $  2,062,500
Proceeds, before expenses, to Motorola................... 101.576% $838,001,250

   The initial public offering price set forth above does not include accrued interest, if any. Interest on the PURS will accrue from January 31, 2001 and must be paid by the purchaser if the PURS are delivered after January 31, 2001. The proceeds to Motorola set forth above include a payment by Goldman, Sachs & Co. for the call option it will have with respect to the PURS.

                               ---------------

   The underwriters expect to deliver the PURS in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on January 31, 2001.

   PURSSM is a service mark of Goldman, Sachs & Co.

Goldman, Sachs & Co.

                 Banc of America Securities LLC

                                   Banc One Capital Markets, Inc.

                                                     JP Morgan

                               ---------------

                 Prospectus Supplement dated January 26, 2001.

                                USE OF PROCEEDS

    The net proceeds to be received by us from the offering, after deducting the underwriting discount and estimated expenses, are estimated to be approximately $837 million. The aggregate net proceeds from the offering of the PURS, together with $1,389 million of estimated net proceeds from the concurrent sale of our 6.75% notes due 2006 pursuant to a separate prospectus, will be used to reduce short-term indebtedness and for general corporate purposes. On January 19, 2001, we had outstanding approximately $6.7 billion of commercial paper, with a weighted average maturity of approximately 100 days and bearing a weighted average interest rate of approximately 6.4% per annum.

                                 CAPITALIZATION

    The following table sets forth our consolidated short-term debt and capitalization as of September 30, 2000, and as adjusted to give effect to the sale of the PURS and the concurrent sale of our 6.75% notes due 2006, and the anticipated application of the estimated net proceeds therefrom to reduce short-term indebtedness. From time to time, we may issue additional debt or equity securities. The following information should be read in conjunction with our consolidated financial statements, including the notes thereto, which are incorporated herein by reference. See "Where You Can Find More Information" in the accompanying prospectus.

                                                           September 30, 2000
                                                           --------------------
                                                           Actual   As Adjusted
                                                           -------  -----------
                                                             (in millions of
                                                                dollars)
Short-Term Debt
  Commercial paper(a)..................................... $ 5,257    $ 3,031
  Notes payable and other short-term debt.................     --         --
  Current portion of long-term debt.......................       5          5
                                                           -------    -------
    Total short-term debt................................. $ 5,262    $ 3,036
                                                           =======    =======
Long-Term Debt(b)
  Senior notes and debentures(c).......................... $ 2,981    $ 2,981
  Other senior debt.......................................     130        130
  PURS offered hereby.....................................     --         825
  6.75% notes due 2006 offered concurrently...............     --       1,400
  Less current portion of long-term debt..................      (5)        (5)
                                                           -------    -------
    Total long-term debt..................................   3,106      5,331
                                                           -------    -------
Company-obligated mandatorily redeemable preferred
 securities of subsidiary trust holding solely company-
 guaranteed debentures....................................     484        484
Stockholders' Equity(d)
  Preferred stock (none issued)...........................     --         --
  Common stock............................................   6,554      6,554
  Additional paid-in capital..............................     928        928
  Retained earnings.......................................   9,680      9,680
  Non-owner changes to equity.............................   3,496      3,496
                                                           -------    -------
    Total stockholders' equity............................  20,658     20,658
                                                           -------    -------
      Total capitalization................................ $24,248    $26,473
                                                           =======    =======

--------
(a) On January 19, 2001, we had outstanding approximately $6.7 billion of commercial paper. Assuming all of the aggregate net proceeds from the concurrent offerings of PURS and notes are used to reduce short-term indebtedness, approximately $4.5 billion of commercial paper would be outstanding following the consummation of the concurrent offerings.
(b) For additional information on long-term debt, see Note 4 of the Notes to Consolidated Financial Statements for December 31, 1999, included in our Current Report on Form 8-K/A filed with the Securities and Exchange Commission on June 2, 2000 and incorporated by reference herein.
(c) The amount of "As Adjusted" senior notes and debentures should be further adjusted to reflect the November 13, 2000 issuance of $1.2 billion of our 7 5/8% notes due November 15, 2010, which are unsecured and rank equally with all of our other unsecured senior indebtedness, including the PURS offered hereby. The net proceeds to us from the issuance and sale of the 7 5/8% notes were $1.189 billion. We used these proceeds to reduce short-term indebtedness.
(d) Given the recent volatility experienced in the equity markets, and particularly in the technology sector in which we have significant strategic investments, our period-to-period stockholders' equity is subject to fluctuations caused by changes in the market values of our investments. For additional information on stockholders' equity, see the Consolidated Financial Statements for December 31, 1999, included in our Current Report on Form 8-K/A filed with the Securities and Exchange Commission on June 2, 2000 and incorporated by reference herein, and Note 3 thereto.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                            (in millions of dollars)

   The summary consolidated financial data of Motorola as of December 31, 1999 and 1998 and for the years ended December 31, 1999, 1998 and 1997 has been derived from consolidated financial statements of Motorola which have been audited by KPMG LLP, independent auditors, and incorporated by reference herein from Motorola's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on June 2, 2000. The summary consolidated financial data of Motorola as of December 31, 1997, 1996 and 1995 and for the years ended December 31, 1996 and 1995 has been derived from audited consolidated financial statements of Motorola audited by KPMG LLP, independent auditors, and of General Instrument Corporation audited by Deloitte & Touche LLP, independent auditors, previously filed with the Securities and Exchange Commission, but not incorporated by reference herein. The summary consolidated financial data as of and for the nine months ended September 30, 2000 and October 2, 1999, has been derived from unaudited consolidated financial statements filed with the Securities and Exchange Commission and incorporated by reference herein and, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of Motorola's financial position and results of operations as of and for such periods. Operating results for the nine months ended September 30, 2000, are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2000. See "Recent Developments." This information is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements, the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for Motorola incorporated by reference herein.

                         Nine Months Ended          Year Ended December 31,
                         ------------------ -----------------------------------------
                         Sept 30,   Oct 2,
                           2000      1999    1999     1998     1997    1996    1995
                         --------- -------- -------  -------  ------- ------- -------
Operating Results (1)
  Net sales............. $ 27,516  $ 23,989 $33,075  $31,340  $31,498 $29,657 $28,495
  Manufacturing and
   other costs of
   sales................   16,838    14,612  20,631   19,396   18,532  17,854  16,345
  Selling, general and
   administrative
   expenses.............    3,674     4,226   5,446    5,656    5,373   5,027   4,916
  Restructuring and
   other charges........       --        --    (226)   1,980      327      --      --
  Research and
   development
   expenditures.........    3,293     2,528   3,560    3,118    2,930   2,572   2,321
  Depreciation expense..    1,718     1,680   2,243    2,255    2,394   2,367   1,961
  Interest expense,
   net..................      175       118     138      215      136     211     172
   Total costs and
    expenses............   25,698    23,164  31,792   32,620   29,692  28,031  25,715
  Net gain on Nextel
   asset exchange.......       --        --      --       --       --      --     443
  Earnings (loss) before
   income taxes.........    1,818       825   1,283   (1,280)   1,806   1,626   3,223
  Income tax provision
   (benefit)............      635       257     392     (373)     642     568   1,171
  Net earnings (loss)... $  1,183  $    568 $   891  $  (907) $ 1,164 $ 1,058 $ 2,052
Balance Sheet (1)
  Total assets.......... $ 44,177  $ 36,895 $40,489  $30,951  $28,954 $25,665 $24,086
  Working capital.......    3,953     4,765   4,679    2,532    4,597   3,696   2,938
  Long-term debt and
   redeemable preferred
   securities...........    3,590     3,598   3,573    2,633    2,144   1,931   1,949
  Total debt and
   redeemable preferred
   securities...........    8,852     5,093   6,077    5,542    3,426   3,328   3,554
  Total stockholders'
   equity...............  $20,658   $16,435 $18,693  $13,913  $14,487 $12,843 $11,911

-------
(1) These figures have been restated to reflect the merger with General Instrument Corporation, which has been accounted for as a pooling-of-interests.

                              RECENT DEVELOPMENTS

Recent Earnings

    On January 10, 2001, we reported unaudited financial results for the fiscal quarter and year ended on December 31, 2000.

  . We reported sales of $10.06 billion in the fourth quarter of 2000, up 11 percent from $9.09 billion a year earlier.

  . Excluding special items, net earnings were $335 million in the fourth quarter of 2000, or 15 cents per share, compared with net earnings of $565 million, or 25 cents per share, in the fourth quarter of 1999. In the fourth quarter of 2000, we reported special items resulting in a net charge of $68 million pre-tax, or $200 million (equal to 9 cents per share) after-tax. Charges were incurred primarily relating to the discontinuation of older wireless telephone products as part of an ongoing product portfolio simplification strategy and the downsizing of various manufacturing operations. The charges were largely offset by gains from the sale of investments during the quarter. In the fourth quarter of 1999, we reported special items resulting in a net charge of $351 million pre-tax, or 10 cents per share after-tax. Including special items, fourth-quarter 2000 earnings were $135 million, or 6 cents per share, compared with $323 million, or 15 cents per share a year ago.

  . For the full-year 2000, sales from ongoing operations increased 17 percent to $37.6 billion from $32.0 billion in 1999. Including sales from businesses sold in 1999, sales increased 14 percent from $33.1 billion a year ago.

  . Full-year earnings from ongoing operations in 2000, excluding special items, were $1.9 billion, or 84 cents per share, compared with $1.4 billion, or 63 cents per share in 1999. Including the earnings from businesses sold in 1999, full-year earnings in 2000, excluding special items were up 29 percent compared with $1.5 billion, or 67 cents in 1999. Including special items and earnings from businesses sold in 1999, full-year earnings in 2000 were $1.3 billion, or 58 cents per share, compared with $891 million, or 41 cents per share, in 1999.

Recent Announcement

    We began implementing cost reductions in the third and fourth quarters of 2000 and announced on January 10, 2001 that we will continue with additional cost reduction actions in the first quarter of 2001. As part of our cost reduction program, on January 15, 2001, we announced plans to cease manufacturing operations at our Harvard, Illinois campus and shift the operational focus to customer order fulfillment and new product sourcing. The transition in Harvard will result in the elimination of approximately 2,500 manufacturing positions. The target date for completion of the manufacturing shutdown in Harvard is June 30, 2001.

Concurrent Offering

    In addition to the PURS offered by this prospectus, we are concurrently offering $1.4 billion of our 6.75% notes due February 1, 2006 pursuant to a separate prospectus. The offerings of the PURS and of the notes are not contingent upon each other. The notes would be unsecured and would rank equally with all of our other unsecured senior indebtedness, including the PURS.

                            DESCRIPTION OF THE PURS

    We are offering, by means of this prospectus supplement and the related prospectus, the PURS described below. The PURS are a separate series of debt securities that we will issue under the senior indenture described in the attached prospectus. This prospectus supplement summarizes specific financial and other terms that apply to the PURS; terms that apply generally to all debt securities issued under the senior indenture dated May 1, 1995 between Motorola and Bank One Trust Company, N.A., as trustee, as more fully described in the accompanying prospectus, including the PURS, are described in "Description of Debt Securities" in the attached prospectus. The terms described here supplement those described in the attached prospectus and, if the terms described here are inconsistent with those described in that prospectus, the terms described in this "Description of the PURS" are controlling. In this "Description of the PURS," references to "we," "our" and "us" refer only to Motorola, Inc.

                                Stated Maturity

    The PURS will mature on February 1, 2011, although we may become obligated to repurchase them sooner, as we describe in "Put Option" below. We will not otherwise be entitled to redeem the PURS before their stated maturity. In addition, the PURS will not have the benefit of any sinking fund; that is, we will not deposit money on a regular basis into any separate custodial account to repay the PURS. The PURS are, however, subject to purchase by Goldman, Sachs & Co. upon exercise of its call option, as we describe in "Call Option" below.

                                Principal Amount

    The aggregate principal amount of the PURS being offered hereby is limited to $825 million. However, the senior indenture does not limit the amount of other debt securities that we may issue.

                             Form and Denomination

    The PURS will be issued in registered form in denominations of $1,000 and multiples of $1,000. The PURS will initially be issued in book-entry form as global securities registered in the name of the Depository Trust Company or its nominee. Generally, you cannot have the PURS registered in your own name. As a result, you will have only an indirect beneficial interest, rather than an interest as a registered holder, in the PURS and must look to your own bank or broker for payments on the PURS. See "Book-Entry PURS" below for important information about PURS held in global form.

                 How the PURS Will Rank Against Our Other Debt

    The PURS will not be secured by any property or assets of ours or of our subsidiaries. Thus, by owning PURS, you will be one of our unsecured creditors. The PURS will not be subordinated to any of our other debt obligations. This means that, in a bankruptcy or liquidation proceeding against us, the PURS would rank equally in right of payment with all our other unsecured and unsubordinated debt.

    As of December 31, 2000, we had approximately $10.59 billion of indebtedness (and approximately $689 million of guarantees by Motorola) that would have ranked equally with the PURS and approximately $579 million of indebtedness and redeemable preferred securities that would have ranked junior to the PURS.

    The senior indenture does not limit the amount of additional indebtedness that we or any of our subsidiaries may incur. The PURS will be our exclusive obligations. Since our operations are partially conducted through subsidiaries, primarily overseas, the cash flow and the consequent ability to service debt, including the PURS, are partially dependent upon the earnings of our subsidiaries and the distribution of those earnings to, or upon other payments of funds by those subsidiaries to, us. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the PURS or to make funds available for such payments, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries, and are subject to various business considerations.

    Any right of Motorola to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the resulting right of the holders of the PURS to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that Motorola is itself recognized as a creditor of such subsidiary, in which case our claims would be subordinated to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us. As of December 31, 2000, our subsidiaries had outstanding approximately $5.3 billion of liabilities.

                         Business Days and Market Days

    In describing the PURS, we use the terms "market day" and "business day," which have the following special meanings:

  . ""Business day" means any day that is both a New York business day and a London business day. "New York business day" means any day other than a Saturday, a Sunday or a day on which banking institutions in New York City are generally authorized or obligated by law to close. "London business day" means any day on which dealings in U.S. dollars generally are transacted in the London interbank market.

  . ""Market day" means a day that is both a business day and a day on which dealings in the U.S. Treasury bond market are generally being conducted.

                           Role of Calculation Agent

    We have initially appointed Goldman, Sachs & Co. to act as the calculation agent for the PURS. However, we may appoint another firm to act as the calculation agent without notifying you.

    The calculation agent will make important determinations that affect the terms of the PURS and their market value, including whether they will be purchased from the holders on any reset date under the call option or the put option described below and, if the call option is exercised, the interest rate that will be paid on the PURS on and after the applicable reset date. Goldman, Sachs & Co., as the holder of the call option, may make many of these determinations even if it is not serving as the calculation agent.

    All determinations to be made by the calculation agent or by Goldman, Sachs & Co. may be made by it in its sole discretion. Absent manifest error, all determinations of the calculation agent and of Goldman, Sachs & Co. will be final, conclusive and binding on all concerned and will not give rise to liability on the part of the calculation agent, Goldman, Sachs & Co., the trustee under the senior indenture or us.

                               Interest Payments

    Interest will accrue on the outstanding principal amount of the PURS at the applicable rate described below. We will pay accrued interest semi-annually on the PURS on February 1 and August 1 of each year beginning on August 1, 2001, to and including February 1, 2003, which will be the first reset date. Thereafter, we will pay accrued interest annually on each February 1 on which PURS remain outstanding, each of which will be a reset date, to and including February 1, 2011. Interest payable on a PURS on an interest payment date will be paid to the person in whose name the PURS is registered on the regular record date, which will be the 15th calendar day before that interest payment date. If the PURS mature on a day that is not an interest payment date, we will pay the interest due at maturity to the person entitled to receive payment of the principal.

    Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment, or from January 31, 2001 if none has been paid or made available for payment, to but excluding the due date.

    The amount of interest for each day that a PURS is outstanding will be calculated by dividing the interest rate in effect for that day by 360 and multiplying the result by the principal amount of the PURS on which interest is to be paid. The amount of interest to be paid on any PURS for any interest period will be calculated by adding the daily interest amounts for each day in the interest period.

                                  Initial Rate

    The initial interest rate on the PURS will be 6.45% each year. If the interest rate is reset, the initial rate will apply up to but excluding the first reset date on February 1, 2003.

Reset Rate

    On each reset date, the interest rate on the PURS will be reset so as to equal a fixed rate determined as described under "Reset of Interest Rate" below. However, the interest rate will not be reset with respect to PURS if we become obligated to repurchase those PURS under the put option for any reason.

Reset Dates

    The reset dates for the PURS will be February 1, 2003 and every February 1 after that date until and including February 1, 2010, unless any of these dates is not a business day as defined above. In the event that any of these dates is not a business day, the applicable reset date will be the first day after that day that is a business day, except that if that day falls in the next succeeding calendar month, that reset date will be brought forward to the next preceding day that is a business day.

                                  Call Option

    Goldman, Sachs & Co. will have the right to purchase all, but not less than all, of the outstanding PURS from the holders on each applicable reset date, at a call price equal to 100% of the principal amount of the PURS purchased. We refer to this right as it relates to the PURS as the "call option." Goldman, Sachs & Co. will be entitled to decide, in its sole discretion, whether or not to exercise the call option on any reset date. If Goldman, Sachs & Co., as holder of the call option, does not exercise its call option, or is deemed to not have exercised its call option as described below, with respect to any applicable reset date, its call option will terminate immediately with respect to that reset date and any subsequent reset date.

    Whether or not Goldman, Sachs & Co. exercises the call option on any reset date, we--not Goldman, Sachs & Co.--will be obligated to pay accrued interest on the outstanding PURS. We will pay interest that becomes payable on the applicable reset date to the person who is the registered holder on the corresponding interest payment record date.

    To exercise the call option with respect to any reset date, Goldman, Sachs & Co. must notify the registered holders of the outstanding PURS of its intention to do so no later than the sixtieth calendar day before that reset date, in the manner described under "Notices" below. We refer to a notice of this kind as a "call notice." If a call notice is properly given, each holder of the PURS will be obligated to sell to Goldman, Sachs & Co. all of the holder's outstanding PURS on the applicable reset date at the call price.

    Each sale and purchase under the call option will occur through DTC automatically as described below under "Settlement on Exercise of Put or Call Option." If the call option is exercised, each holder will be deemed to have automatically tendered its PURS for sale to Goldman, Sachs & Co. on the applicable reset date in accordance with DTC procedures. However, each holder's automatic tender of PURS will be subject to it receiving payment of the call price on the applicable reset date.

    If Goldman, Sachs & Co. exercises the call option, it will be entitled to purchase all the PURS outstanding on the applicable reset date. This will be the case for every holder and beneficial owner of PURS outstanding on that date, including those who acquire an interest in the PURS after Goldman, Sachs & Co. gives the relevant call notice or who are unaware that Goldman, Sachs & Co. has given the call notice. This will also be the case for any final dealer, as described below under "Reset of Interest Rate--Reset Procedures," that holds PURS as a result of an acquisition on a prior reset date.

    Despite the foregoing, in special situations involving a failed remarketing, a market disruption event or a cancellation event, Goldman, Sachs & Co. will not be obligated to pay for PURS after exercising the call option. Instead, we will purchase them under the put option. We describe those special situations below under "Consequences of a Market Disruption Event or Failed Remarketing" and "Consequences of a Cancellation Event."

    No holder of a PURS or any interest in a PURS will have any right or claim against Goldman, Sachs & Co., other than the right to receive the full principal amount of its PURS if Goldman, Sachs & Co. exercises the call option and is obligated to purchase the PURS on the applicable reset date, solely by virtue of Goldman, Sachs & Co. electing to exercise or not exercise its call option, including by settlement of its call option by us, as described below, or otherwise.

    When we refer to Goldman, Sachs & Co. as the holder of the call option, we mean that firm or any successor firm.

                                   Put Option

    If Goldman, Sachs & Co. does not exercise the call option with respect to any reset date, or if it does but does not pay the call price for all outstanding PURS on the applicable reset date, then each holder of outstanding PURS that have not been paid for will have the right to require us to repurchase all, but not some, of those PURS on that reset date, at a put price equal to 100% of the principal amount repurchased. We refer to this right as the "put option." Exercise of the put option will be automatic to the extent described in the next subsection.

    Whether or not the put option is exercised, we will remain obligated to pay accrued interest on each outstanding PURS. We will pay interest that becomes payable on the applicable reset date or any prior reset date to the person who is the registered holder on the corresponding interest payment record date. If the put option is exercised and we do not pay the put price on the applicable reset date, we will pay interest that accrues from and including that reset date to but excluding the date the amount is paid or made available for payment at the rate in effect immediately before that reset date for the PURS to the holder entitled to receive the put price.

Automatic Exercise

    On each reset date, each holder will be deemed to have exercised its put option automatically for the full principal amount of its PURS outstanding on that date, unless Goldman, Sachs & Co. has a call option with respect to the reset date and either of the following occurs:

  . Goldman, Sachs & Co. exercises the call option with respect to that reset date and pays for the holder's PURS on the reset date; or

  . Goldman, Sachs & Co. does not exercise the call option with respect to that reset date and the holder elects to retain its PURS by giving an effective hold notice as described in the next subsection.

    If neither of the situations described above occurs on any reset date, then we will be obligated to repurchase from each holder, and each holder will be obligated to sell to us, all the holder's outstanding PURS on that reset date at the put price. This would be the case if Goldman, Sachs & Co. exercised the call option but did not pay for the holder's PURS on the applicable reset date due to a default on its part, a market disruption event, a failed remarketing, a cancellation event or any other reason. Each sale and purchase under the put option will occur through DTC automatically as described below under "Settlement on Exercise of Put or Call Option."

Hold Notices

    If Goldman, Sachs & Co. does not give a proper call notice on or prior to the sixtieth calendar day before any reset date, any holder may elect to retain its PURS and not sell them to us under the put option on that reset date. We refer to this sixtieth calendar day before any reset date as a "call notice date." To do so, however, both of the following conditions must be satisfied:

  . no later than 10:00 A.M., New York City time, on the third business day after the applicable call notice date, the holder must give a notice to the trustee stating that the holder elects not to sell its PURS to us on the reset date; and

  . the holder's notice must be effective under the 30% requirement described in the next subsection.

    We refer to a notice of this kind as a "hold notice." A holder who wishes to give a hold notice may give it only for all, and not some, of its PURS and must give the notice in the manner described under "Notices" below, by the deadline specified above.

    Despite the foregoing, in special situations involving a default by Goldman, Sachs & Co., a market disruption event, a failed remarketing or a cancellation event, we will repurchase the PURS on the applicable reset date or not later than the second business day after that date and holders will not be permitted to retain them by giving hold notices. In any event we will pay all accrued and unpaid interest on those PURS at the interest rate in effect prior to the applicable reset date to but excluding the date the amount is paid or made available for payment to the holder entitled to receive the principal repayment. We describe these special situations below under "Consequences of a Market Disruption Event or Failed Remarketing," "Consequences of a Cancellation Event" and "Settlement on Exercise of Put or Call Option--Call Holder Default."

    Investors may elect to hold their PURS only in the event that Goldman, Sachs & Co., as holder of the call option, has not exercised its call option. Investors who hold PURS pursuant to the procedures described above may do so only until the next applicable reset date. On that date, the holders of all outstanding PURS will be deemed to have exercised the put option automatically and we will be obligated to purchase all of the outstanding PURS under the put option.

30% Requirement

    No hold notice will be effective with respect to any reset date unless holders give proper hold notices with respect to at least 30% of the aggregate principal amount of all PURS outstanding on the applicable reset date. We call this requirement the "30% requirement." If any holder gives a hold notice to the trustee when the 30% requirement has not been met, the trustee will give written notice of that fact to the holder and us not later than the close of business on the third business day after the applicable call notice date, in the manner described under "Notices" below.

                             Reset of Interest Rate

    The interest rate on each outstanding PURS will be reset on each reset date on which either of the following occurs:

  . Goldman, Sachs & Co. exercises the call option and pays for the PURS on that reset date; or

  . Goldman, Sachs & Co. does not exercise the call option, the holder elects to retain the PURS by giving the trustee a hold notice and the hold notice is effective under the 30% requirement.

    Notwithstanding the foregoing, reset of the interest rate is subject to the occurrence of a market disruption event or a failed remarketing, as described below.

Reset Procedures

    If the interest rate is to be reset on any reset date, the calculation agent will take the following actions to calculate a new fixed rate at which interest will accrue on the outstanding PURS beginning on that reset date. These actions are to be taken on the sixth market day before the applicable reset date, which we call the "calculation date." The times stated below, which refer to New York City times on the calculation date except as otherwise specified, are guidelines for action, and the calculation agent will use reasonable efforts to adhere to those times. Each notice referred to in this subsection headed "Reset Procedures" will be given telephonically and will be confirmed as soon as possible by facsimile to each of the calculation agent and us.

    At 11:00 A.M., the calculation agent will select three leading financial institutions that deal actively in our debt securities and have agreed to participate as reference dealers on the terms described below. One of these financial institutions will be Goldman, Sachs & Co. if it wishes. Also, if Goldman, Sachs & Co. has exercised the call option with respect to the applicable reset date, it may require each reference dealer to provide a written commitment, satisfactory to Goldman, Sachs & Co., to the following effect: if selected as the final dealer described below, the reference dealer will purchase from Goldman, Sachs & Co. on the calculation date, for settlement on that reset date at the final offer price described below, all the PURS that Goldman, Sachs & Co. purchases under the call option and tenders for resale to the final dealer on that reset date. For each reference dealer, the calculation agent will request the name of one individual to represent that reference dealer and telephone and facsimile numbers for that individual.

    At 12:00 P.M., the calculation agent will take the following actions:

  . Determine 12 month LIBOR as of that calculation date, which we call
    "current 12 month LIBOR." "12 month LIBOR" means the rate for deposits in U.S. dollars with a period to maturity of 12 months that appears on Telerate page 3750 as of 11:00 A.M., London time, on the relevant calculation date. "Telerate page 3750" means the display on Bridge Telerate, Inc., or any successor service, on page 3750 or any replacement page or pages on which London interbank rates of major banks for U.S. dollars are displayed.

  . Calculate and provide to the reference dealers, on a preliminary basis, a hypothetical price at which the PURS might be offered for sale to a reference dealer on that reset date. This hypothetical offer price will be expressed as a percentage of the principal amount of the PURS and will equal either:

        100% plus the margin, if the 12 month LIBOR difference is positive, or

        100% minus the margin, if the 12 month LIBOR difference is negative.

    The "margin," which will also be expressed as a percentage of the principal amount of the PURS, will equal the following:

     100 X absolute value of the 12 month LIBOR difference X (actual days in reset period/360)
        1 + (current 12 month LIBOR X (actual days in reset period/360))

    The "12 month LIBOR difference" will be expressed as a percentage, which may be positive or negative, equal to 5.45% minus current 12 month LIBOR. For purposes of the margin formula above, the 12 month LIBOR difference and current 12 month LIBOR will be expressed as decimals (for example, 5% = .05).

    A "reset period" is each successive period from and including a reset date to but excluding the next reset date or, if there is no next reset date, the final maturity.

  . Ask each reference dealer to provide the calculation agent with a firm bid when notified of the final offer price described below. The bid must be expressed as a percentage representing an interest rate spread with reference to 12 month LIBOR at which the reference dealer would be willing to purchase all outstanding PURS at the final offer price, on that calculation date for settlement on the applicable reset date, assuming for this purpose that the PURS will remain callable by Goldman, Sachs & Co. and, if not called, puttable by the holders every year and will mature on the final maturity date, all as described above. Each bid must be given on an "all-in" basis and remain open for at least 30 minutes.

    At 12:30 P.M., the calculation agent will determine current 12 month LIBOR on a final basis, calculate and provide the reference dealers with the hypothetical offer price described above on a final basis, which we call the "final offer price," and request each reference dealer to submit its bid immediately as described above. Current 12 month LIBOR, the margin, the 12 month LIBOR difference, the final offer price and the final spread will be obtained on a final basis from Goldman, Sachs & Co., if it has exercised the call option and whether or not it is the calculation agent. If the calculation agent receives at least two firm bids, the following will occur:

  . The reference dealer providing the bid representing the lowest all-in interest rate spread with reference to 12 month LIBOR, which we call the "final spread," will be the "final dealer." If more than one reference dealer has provided a bid representing the lowest all-in spread, each reference dealer submitting the lowest all-in spread will be permitted to submit a second bid in the manner described above. The reference dealer submitting the lowest all-in spread will be the final dealer. If more than one submits the lowest all-in spread, the final dealer will be the lowest bidder selected by Goldman, Sachs & Co., if it has exercised the call option and whether or not it is the calculation agent (otherwise by the calculation agent).

  . If Goldman, Sachs & Co. has exercised the call option with respect to the applicable reset date, the final dealer will be obligated to purchase from Goldman, Sachs & Co. at the final offer price, for settlement on that reset date, all the PURS that Goldman, Sachs & Co. purchases under the call option and tenders for resale to the final dealer on that reset date. This assumes that the interest rate on the PURS will be reset as described below. You should note that, if Goldman, Sachs & Co. does not exercise the call option with respect to any reset date and you elect to retain your PURS by giving an effective hold notice, the final dealer will not be obligated to purchase them from you.

  . The calculation agent (or Goldman, Sachs & Co. if it is not the calculation agent) will determine and provide to us the final spread.

  . We will reset the interest rate on each PURS so as to equal the applicable current 12 month LIBOR adjusted appropriately for the final spread, effective for the applicable reset period. If Goldman, Sachs & Co. does not exercise the call option and any holder gives an effective hold notice, we will promptly give written notice of the reset interest rate to the holder in the manner described under "Notices" below.

    If Goldman, Sachs & Co. does not exercise the call option with respect to any reset date, the final dealer will not be obligated to purchase PURS from any holder, and no holder will be obligated to sell PURS to the final dealer. Consequently, in deciding whether to give a hold notice, you should not assume that any dealer will be prepared to purchase your PURS at the final offer price or otherwise. Moreover, in these circumstances, dealers may be less willing to submit bids, making a failed remarketing more likely.

        Consequences of a Market Disruption Event or Failed Remarketing

    If the calculation agent determines that, on the applicable calculation date, either:

  . a market disruption event occurs or is continuing; or

  . a failed remarketing occurs,

then the procedures for resetting the interest rate on the PURS described above, including the determination of the current 12 month LIBOR, 12 month LIBOR difference and margin, will be applied on the next market day on which the calculation agent determines that no market disruption event occurs or is continuing and that no failed remarketing occurs.

    If the calculation agent determines that a market disruption event or a failed remarketing occurs or is continuing on each of the four consecutive market days starting on the applicable calculation date, then Goldman, Sachs & Co. will be deemed not to have exercised the call option, whether or not it has, all holders will be deemed to have exercised their put options and we will repurchase all the outstanding PURS from the holders on the applicable reset date at the put price. In these circumstances, holders may not retain their PURS by giving hold notices. In addition, we will pay Goldman, Sachs & Co. an amount equal to the fair market value of the call option. No later than the second market day before the applicable reset date, in the manner described under "Notices" below, we will notify the holders that we will repurchase their PURS on the reset date at the put price.

    If Goldman, Sachs & Co. exercises the call option but is not acting as calculation agent, then Goldman, Sachs & Co. will be entitled to make the determinations regarding market disruption events and failed remarketings described in the two prior paragraphs. All determinations regarding market disruption events and failed remarketings, including whether or not any has occurred or is continuing, will be made by the calculation agent or Goldman, Sachs & Co., as applicable, in its sole discretion.

Market Disruption Event

    Any of the following will be a "market disruption event":

  . a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the establishment of minimum prices on that exchange; or

  . a general moratorium on commercial banking activities declared by either federal or New York State authorities; or

  . any change in the existing financial or economic conditions in the United States or the United Kingdom that in the good faith judgment of the calculation agent is so material and adverse as to make it impractical or inadvisable to proceed with the completion of the purchase of the PURS pursuant to the call option and their remarketing; or

  . an outbreak or escalation of hostilities involving the United States or the declaration of a national emergency or war by the United States; or

  . any material disruption of the U.S. government securities market, U.S.
    corporate bond market or U.S. federal wire system.

Failed Remarketing

    A "failed remarketing" means that fewer than two reference dealers have provided firm bids in a timely manner under written purchase commitments satisfactory to Goldman, Sachs & Co. substantially as described above under "Reset of Interest Rate--Reset Procedures."

                      Consequences of a Cancellation Event

    If Goldman, Sachs & Co. exercises the call option with respect to any reset date but determines, at any time before 10:00 A.M., New York City time, on that reset date, that a cancellation event has occurred, it will be deemed not to have exercised the call option and we will repurchase all the outstanding PURS from the holders at the put price not later than the second business day after that reset date. In these circumstances, holders may not retain their PURS by giving hold notices. We will also pay Goldman, Sachs & Co. an amount equal to the fair market value of the call option which will be determined on or shortly after the applicable calculation date.

    In addition, if Goldman, Sachs & Co. determines, at any time before it exercises the call option with respect to any reset date, that a cancellation event has occurred, we will pay it an amount equal to the fair market value of the call option. In these circumstances, Goldman, Sachs & Co. will not be obligated to exercise the call option, holders will not be permitted to retain the PURS by giving hold notices and we will repurchase all the outstanding PURS from the holders on the applicable reset date at the put price. We will notify the holders that we will do so no later than the tenth market day before the applicable reset date, in the manner described under "Notices" below.

Cancellation Event

    Any of the following will be a cancellation event:

  . an event of default relating to the PURS occurs under the senior indenture, as described in the attached prospectus; or

  . the failure by us to comply with or perform, in all material respects, our obligations and agreements contained in our agreement with Goldman, Sachs & Co., which we summarize in the next subsection; or

  . the PURS cease to be issued in book-entry form at DTC, other than at the request of Goldman, Sachs & Co.

Goldman, Sachs & Co. will be entitled to determine whether a cancellation event has occurred in its sole discretion.

Our Agreement with Goldman, Sachs & Co.

    We have entered into an agreement with Goldman, Sachs & Co., as the holder of the call option, which contains, among other things, our agreement to comply with the following unless we obtain their consent:

  . we will not permit the terms of the PURS or the senior indenture, as it relates to the PURS, to be changed;

  . we will not, and will not permit any subsidiary or affiliate to, buy any PURS in the open market or otherwise, except under the put option;

  . if we appoint another calculation agent, we will do so on terms acceptable to Goldman, Sachs & Co.; and

  . we will use our best efforts to keep the PURS in book-entry form at DTC or another book-entry system, and we will waive any discretionary right we may have under the senior indenture to cause the PURS to be issued in non-book-entry form.

                  Settlement on Exercise of Put or Call Option

Call Settlement

    If Goldman, Sachs & Co. exercises the call option, then, on the applicable reset date, all beneficial interests in the outstanding PURS will be transferred to a DTC account designated by Goldman, Sachs & Co. Goldman, Sachs & Co. will be obligated to pay an amount equal to 100% of the principal amount of the outstanding PURS to DTC, for credit to the accounts of the DTC participants through which beneficial interests in the PURS are held, by the close of business on the applicable reset date. Each transfer will be made against the corresponding payment, and each payment will be made against the corresponding transfer, in accordance with DTC procedures.

    If payment is made as required, the transfers will occur on the applicable reset date automatically by book entry through DTC. No holder or beneficial owner will have to approve or be able to stop the transfers. When a PURS is transferred, the former holder and beneficial owners will cease to have any ownership interest in it.

    We will remain obligated to pay accrued interest on each outstanding PURS. We will pay interest payable on the applicable reset date to the person who is the holder on the corresponding interest payment record date.

Call Holder Default

    If Goldman, Sachs & Co. exercises the call option with respect to any reset date but fails to pay an amount equal to 100% of the principal amount of the outstanding PURS on that reset date as described above, the call option will be deemed not to have been exercised and the put option will be deemed to have been exercised with respect to all of the outstanding PURS. In these circumstances, holders may not retain their PURS by giving hold notices. Instead, not later than the second business day after the applicable reset date, we will pay 100% of the principal amount of the outstanding PURS, plus accrued interest from and including that reset date to but excluding the date the principal is paid or made available for payment. Settlement will occur as described in the next subsection except that it may be deferred until the second business day after the applicable reset date.

    We will remain obligated to pay accrued interest on each outstanding PURS. We will pay interest payable on the applicable reset date to the person who is the holder on the corresponding interest payment record date. We will pay interest accruing from and after the applicable reset date to the holder entitled to receive the put price.

Put Settlement

    If the put option is exercised with respect to PURS, then, on the applicable reset date, all beneficial interests in those PURS will be transferred to a DTC account designated by us. We will be obligated to pay 100% of the principal amount of those PURS to DTC, for credit to the accounts of the DTC participants through which beneficial interests in those PURS are held, by the close of business on the applicable reset date. Each transfer will be made against the corresponding payment, and each payment will be made against the corresponding transfer, in accordance with DTC procedures.

    If we make payment as required, the transfers will occur automatically on the applicable reset date, by book entry through DTC. No holder or beneficial owner will need to approve or be able to stop the transfer. When a PURS is transferred, the former holder and beneficial owners will cease to have any ownership interest in it.

    We will remain obligated to pay accrued interest on each outstanding PURS to, but not including, the applicable reset date. We will pay interest payable on the applicable reset date to the person who is the registered holder on the corresponding interest payment record date. In addition, if the put option is exercised for any PURS but we do not pay the put price on the applicable reset date, we will pay interest on the unpaid amount from and including that reset date to but excluding the date the amount is paid or made available for payment at the rate in effect immediately before that reset date. We will pay this interest to the holder entitled to receive the put price. Our failure to pay the repurchase price of the PURS upon exercise of the put option will constitute an event of default with respect to the PURS under the senior indenture.

    If Goldman, Sachs & Co. exercises the call option with respect to any reset date but then determines that a cancellation event has occurred, settlement will occur as described in this subsection, except that it may be deferred until the second business day after that reset date.

DTC Procedures

    The transactions described above will occur through DTC in accordance with its procedures. Thus, the accounts of the respective DTC participants will be debited and credited and the PURS will be delivered by book-entry as necessary to effect the purchases and sales of the PURS on the applicable reset date. The transactions will settle in immediately available funds through DTC's Same-Day Funds Settlement System.

    The settlement procedures described above, including those for payment and delivery under the put or call option, may be modified, regardless of any contrary terms of the PURS or the senior indenture, to the extent required by DTC or, if the book-entry system is no longer available for the PURS at the relevant time, to the extent required to facilitate these transactions in non-book-entry form. In addition, regardless of any contrary terms of the PURS or the senior indenture, Goldman, Sachs & Co. and we may modify the settlement procedures described above in order to facilitate the settlement process.

                     Payments Are Due Only on Business Days

    If any principal, interest or other payment on the PURS, including any payment by Goldman, Sachs & Co. under the call option or by us under the put option, would otherwise be due on a day that is not a business day as defined above, that payment may be made on the next succeeding day that is a business day, with the same effect as if that payment were made on the original due date, except that if that next succeeding business day falls in the next succeeding calendar month, the payment will be made on the next preceding business day.

                                    Notices

Notices to Holders

    As long as the PURS are in book-entry form, call notices, 30% requirement notices and any other notices to be given to holders of PURS will be given only to DTC, or its nominee, in accordance with DTC's procedures. We believe that DTC's practice is to inform its participants of any notice it receives, in accordance with its procedures. Those who hold beneficial interests in the PURS through DTC or its direct or indirect participants may wish to consult with them about the manner in which notices and other communications relating to the PURS may be given and received through the facilities of DTC. Neither we, the calculation agent, Goldman, Sachs & Co. nor the trustee will have any responsibility for DTC's policies and procedures or for any notices or other communications among DTC, its direct and indirect participants and the beneficial owners of PURS. Once a notice is given to DTC in accordance with the procedures, it will be deemed given to all holders of PURS in book-entry form.

    If any PURS ceases to be issued in book-entry form, call notices, 30% requirement notices and any other notices to be given to holders of those PURS will be deemed properly given to them upon the mailing of the notices to the holders of those PURS at their respective addresses as they appear on the securities register maintained by us or the trustee as of the close of business on the day before the day notice is given.

    Neither the failure to give any notice nor any defect in any notice given to a particular holder will affect the sufficiency of any notice given to another holder.

Hold Notices to Trustee

    Hold notices may be given to the trustee only by facsimile transmission, by mail or by hand delivery and must actually be received by the trustee at the following address no later than 10:00 A.M., New York City time, on the third business day after the applicable call notice date:

      Bank One Trust Company, N.A.
      1 Bank One Plaza, Chicago, Illinois 60670
      Attention: Corporate Trust Office

    A hold notice may be given with respect to a PURS only by the registered holder of that PURS. Therefore, as long as the PURS are in book-entry form, hold notices must be given by DTC or its agent, and any beneficial owner that wants a hold notice to be given with respect to its beneficial interest in the PURS will need to make arrangements with DTC and the direct or indirect participants in DTC through which the beneficial owner holds its interest for the notice to be given in a timely manner.

                                Book-Entry PURS

    We will issue the PURS in book-entry form only. This means that, unless and until a special termination event occurs as described below, the PURS will be represented by one or more global certificates registered in the name of a financial institution--in this case DTC or its nominee--that holds them as depositary on behalf of other financial institutions that participate in the depositary's book-entry system. These participating institutions, in turn, hold beneficial interests in the PURS on behalf of themselves or their customers.

    Under the senior indenture, only the person in whose name a PURS is registered is recognized as the holder of that PURS. Consequently, as long as the PURS are issued in global form, we will recognize only the depositary as the holder of the PURS. Investors will own beneficial interests in a global PURS, through a bank, broker or other financial institution that participates in the depositary's book-entry system or holds an interest through a participant. As long as the PURS are issued in global form, investors will be indirect holders, not registered holders, of the PURS.

Beneficial Owners are Not Holders

    Our obligations, as well as any obligations of the trustee or any third party employed by us or the trustee, run only to the registered holders of the PURS. Similarly, if Goldman, Sachs & Co. exercises the call option with respect to any reset date and becomes obligated to purchase the PURS on that reset date, its obligations run only to the registered holders of the PURS. Neither we, Goldman, Sachs & Co. nor any other persons have obligations to investors who hold beneficial interests in PURS that are held in book-entry form, in street name or by any other indirect means.

    For example, once we or Goldman, Sachs & Co. make a payment or give a notice to the registered holder, neither we nor Goldman, Sachs & Co. will have any further responsibility for that payment or notice even if the registered holder is required, under agreements with depositary participants or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the registered holder for any purpose--for example, to amend the senior indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the senior indenture--we would seek the approval only from the registered holder, and not the indirect holders, of the PURS. Whether and how the registered holder contacts the indirect holders is up to the registered holder.

                     Special Considerations for Global PURS

    Because the PURS will be issued in book-entry form, investors should be aware of the following:

  . You cannot have the PURS registered in your own name, and cannot obtain non-global certificates for your interest in the PURS, unless a special termination event occurs.

  . You will be an indirect owner and must look to your own bank or broker for payments on the PURS and protection of your legal rights relating to the PURS.

  . You may not be able to sell interests in the PURS to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form.

  . You may not be able to pledge your interest in a global PURS in circumstances where certificates representing the PURS must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.

  . The depositary's policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to your interest in a global PURS. Neither we, the trustee, the calculation agent nor Goldman, Sachs & Co. monitors the depositary or has any responsibility for its actions or for its records of ownership interests in a global PURS.

  . The depositary will require that those who purchase and sell interests in a global PURS within its book-entry system use immediately available funds, and your broker or bank may require you to do so as well.

    Financial institutions that participate in the depositary's book-entry system, and through which you hold your interest in the global PURS, may also have their own policies affecting payments, notices and other matters relating to the PURS. Consequently, you should check with your own institution through which you hold your interests in the PURS to find out:

  . how it handles securities payments and notices;

  . whether it imposes fees or charges;

  . how it would handle a request for the holders' consent, if ever required;

  . how it would exercise rights under the PURS if there were a default or other event triggering the need for holders to act to protect their interests;

  . how the depositary's rules and procedures will affect these matters; and

  . whether and how you can instruct it to send you PURS registered in your own name so you can be a registered holder, if that is permitted in the future.

    There may be more than one financial intermediary in the chain of ownership for you. Neither we, the trustee, the calculation agent nor Goldman, Sachs & Co. monitors or is responsible for the actions of any of those intermediaries.

                          Termination of Global PURS

    The PURS will be represented by one or more global PURS at all times unless and until a special termination event occurs. If such an event occurs, we will try to issue the PURS through another book-entry clearing system. If we are unable to do so, we will exchange the global PURS for non-global PURS registered in the names of the beneficial owners or their designees as identified to us by the depositary or its nominee.

    The events that could result in termination of a global PURS are as follows:

  . if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for the PURS and we do not appoint another institution to act as depositary within 60 days; or

  . if an event of default has occurred with regard to the PURS and has not been cured or waived; we discuss defaults in the attached prospectus under "Events of Default"; or

  . if Goldman, Sachs & Co. exercises the call option with respect to any reset date and determines that termination is necessary to facilitate settlement under the call option.

    If a global PURS is terminated, only the depositary or its nominee will be entitled to select the persons in whose names the PURS represented by the global certificate will be registered and, therefore, who will become the holders of those PURS.

       CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

    The following is a general discussion of certain U.S. federal income and estate tax consequences of acquisition, ownership and disposition of the PURS by a beneficial owner of the PURS who holds the PURS as a capital asset and acquires the PURS upon initial issuance. This discussion does not deal with all aspects of U.S. federal income and estate taxation that may be relevant to holders in light of their particular circumstances, and does not address state, local or non-U.S. tax considerations. The discussion set forth below is based upon the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, and administrative and judicial interpretations of the foregoing as of the date hereof. Any of such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below, possibly with retroactive effect. Motorola will not seek a ruling on any of the issues discussed below nor will it receive an opinion of counsel with respect to the U.S. federal income or estate tax treatment of the PURS. No assurances can be given as to whether results contrary to those described below may occur. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF PURS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL INCOME AND ESTATE TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATION AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

    For purposes of this discussion, a "U.S. person" means a citizen or resident of the United States, a corporation or partnership created or organized in the United States or under the law of the United States or of any State or political subdivision of the foregoing, any estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or a "United States Trust". A "United States Trust" is (a) for taxable years beginning after December 31, 1996, or if the trustee of a trust elects to apply the following definition to an earlier taxable year, any trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust, and (b) for all other taxable years, any trust whose income is includible in gross income for U.S. federal income tax purposes regardless of its source. As used herein, the term "U.S. holder" means a beneficial owner of a PURS for U.S. federal income tax purposes that is a U.S. person and the term "Non-U.S. Holder" means a beneficial owner of a PURS for U.S. federal income tax purposes that is not a U.S. holder.

    The U.S. federal income tax treatment of debt obligations such as the PURS is not entirely certain. Because the PURS are subject to an automatic put to Motorola on each reset date (unless the call option is exercised or sufficient holders give a hold notice (consistent with the 30% requirement)), the PURS may be treated as maturing on the initial reset date. Based on such treatment, interest on the PURS through at least the initial reset date should constitute "qualified stated interest" and generally should be taxable to a U.S. holder as ordinary interest income at the time such payments are accrued or received (in accordance with the U.S. holder's regular method of accounting). If the holder retains the PURS after the initial reset date, the PURS should be treated as then retired and reissued by Motorola for purposes of determining any original issue discount or short-term discount on the PURS.

    A U.S. holder generally will recognize taxable gain or loss upon the sale, exchange or retirement of a PURS (including a deemed retirement on the initial reset date). The U.S. holder will recognize gain if the amount received on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest or accrued short-term discount not already included in income) exceeds the holder's adjusted tax basis in the PURS and will recognize loss if the holder's tax basis exceeds the amount received on the sale, exchange or retirement. A holder's tax basis in a PURS generally will equal such U.S. holder's initial purchase price for the PURS increased by any unpaid short-term discount included in income and decreased by any amortized premium.

    There is no assurance that this treatment of the PURS is correct. For instance, the PURS may be treated as maturing on their final maturity date. In the event the PURS were treated as maturing on their final maturity date for U.S. federal income tax purposes, the PURS may be treated as a "variable rate debt instrument," in which case all interest on the PURS should be treated as qualified stated interest and be taxable to a U.S. holder as ordinary interest income at the time such payments are received or accrue (in accordance with the holder's method of accounting).

    However, it is also possible that the PURS could be treated as having contingent interest. In such event, Treasury Regulations (the "Contingent Payment Regulations") would require Motorola to construct a projected payment schedule for the PURS, based upon Motorola's current borrowing costs for comparable debt instruments of Motorola, from which an estimated yield on the PURS would be calculated. A U.S. holder would be required to include in income (regardless of its method of accounting) original issue discount ("OID") in an amount equal to the product of the adjusted issue price of the PURS at the beginning of each interest accrual period and the estimated yield of the PURS. In general, for these purposes, a PURS' adjusted issue price would equal the PURS issue price increased by the interest previously accrued on the PURS and reduced by all payments made on the PURS. As a result of the application of the Contingent Payment Regulations, it is possible that a U.S. holder would be required to include interest income in excess of actual payments received for certain taxable years.

    Alternatively, the issue price of the PURS may be treated as including the value of the call option. For example, a U.S. holder might be treated as having
(1) purchased a PURS for an amount equal to its fair market value on the original issue date, and (2) effectively sold the call option to Goldman, Sachs & Co. for a premium equal to the excess of such fair market value over the principal amount of the PURS. This characterization may not change the tax consequences as to a U.S. holder that purchased a PURS for an amount equal to its principal amount and disposed of the PURS pursuant to the exercise of the call option, assuming that the U.S. holder had not made an election to amortize bonds purchased at a premium. But this characterization may cause a U.S. holder that disposed of its PURS before the exercise of the call option to include as short-term capital gain, with a corresponding capital loss (due to the decrease in consideration allocated to the PURS), an amount equal to the positive difference (if any) between the fair market value of the call option upon issuance of the PURS and its value as of the time of disposition.

    If the U.S. holder had made an election to amortize bonds purchased at a premium, the U.S. holder might effectively be able to reduce interest income accrued over the life of the PURS by an amount not in excess of the premium received for the call option. However, amortization of this amount would reduce the U.S. holders' basis in the PURS, so the U.S. holder would recognize an offsetting capital gain (or reduced capital loss) equal to the amount of such amortization when the U.S. holder disposed of the PURS pursuant to the put option or the call option.

    A U.S. holder might be able to avoid the call option premium treatment described in the preceding paragraphs by electing to treat the PURS and the call option as a single instrument for U.S. federal income tax purposes under the "integration" rules of Treasury regulation section 1.1275-6, if these rules can be applied to the PURS and the call option. In addition, if the integration rules apply, a U.S. holder would accrue the interest with respect to the PURS as original issue discount. This may not be advantageous to a cash-basis U.S. holder.

    However, if the PURS are treated as having contingent interest, the character of any gain or loss upon the sale or exchange of a PURS (including a sale pursuant to a put or call on a reset date) by a U.S. holder will likely differ if the PURS were treated as contingent payment obligations. Any such taxable gain generally would be treated as ordinary income. Any such taxable loss generally would be ordinary to the extent of previously accrued original issue discount and any excess would generally be treated as capital loss.

Non-U.S. Holders

    Under present U.S. federal income and estate tax law, and subject to the discussion below concerning backup withholding:

      (a) no withholding of U.S. federal income tax will be required with respect to the payment by Motorola or any paying agent of principal or interest (which for purposes of this discussion includes OID) on a PURS owned by a Non-U.S. Holder, provided (i) that the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Motorola entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder, (ii) the beneficial owner is not a controlled foreign corporation that is related to Motorola through stock ownership, (iii) the beneficial owner is not a bank whose receipt of interest on a PURS is described in section 881(c)(3)(A) of the Code and (iv) the beneficial owner satisfies the statement requirement (described generally below) set forth in section 871(h) and section 881(c) of the Code and the regulations thereunder;

      (b) no withholding of U.S. federal income tax will be required with respect to any gain or income realized by a Non-U.S. Holder upon the sale, exchange or retirement of a PURS (including a sale pursuant to a put or call on a reset date); and

      (c) a PURS beneficially owned by an individual who at the time of his or her death is not a citizen or resident (as specifically defined for U.S. estate tax purposes) of the United States will not be subject to U.S. federal estate tax as a result of such individual's death, provided that such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Motorola entitled to vote within the meaning of section 871(h)(3) of the Code and provided that the interest payments with respect to such PURS would not have been, if received at the time of such individual's death, effectively connected with the conduct of a U.S. trade or business by such individual.

    To satisfy the requirement referred to in (a)(iv) above, the beneficial owner of such PURS, or a financial institution holding the PURS on behalf of such owner, must provide, in accordance with specified procedures, a paying agent of Motorola with a statement to the effect that the beneficial owner is not a U.S. person. Currently these requirements will be met if (1) the beneficial owner provides his name and address, and certifies, under penalties of perjury, that he is not a U.S. person (which certification may be made on an IRS Form W-8 BEN) or (2) a financial institution holding the PURS on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received by it and furnishes a paying agent with a copy thereof. Under recently finalized Treasury regulations (the "Final Regulations"), the statement requirement referred to in (a)(iv) above may also be satisfied with other documentary evidence with respect to an offshore account or through certain foreign intermediaries.

    If a Non-U.S. Holder cannot satisfy the requirements of the "portfolio interest" exception described in (a) above, payments of premium, if any, and interest (including OID) made to such Non-U.S. Holder will be subject to a 30% withholding tax unless the beneficial owner of the PURS provides Motorola or its paying agent, as the case may be, with a properly executed (1) IRS Form W-8 BEN (or successor form) claiming an exemption from withholding tax or a reduction in withholding tax under the benefit of a tax treaty or (2) IRS Form W-8 ECI (or successor form) stating that interest paid on the PURS is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States. Under the Final Regulations, alternative documentation may be applicable in certain situations.

    If a Non-U.S. Holder is engaged in a trade or business in the United States and premium, if any, or interest (including OID) on the PURS is effectively connected with the conduct of such trade or business, the Non-United States Holder, although exempt from the withholding tax discussed above, will be subject to U.S. federal income tax on such interest and OID and premium, if any, on a net income basis in the same manner as if it were a U.S holder. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lower treaty rate) of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, such premium, if any, and interest (including OID) on a PURS will be included in such foreign corporation's earnings and profits.

    Any gain or income realized upon the sale, exchange or retirement of a PURS (including a sale pursuant to a put or call on a reset date) generally will not be subject to U.S. federal income tax unless (i) such gain or income is effectively connected with a trade or business in the United States of the Non-U.S. Holder, or (ii) in the case of a Non-U.S. Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange or retirement, and certain other conditions are met.

Information Reporting and Backup Withholding

    In general, information reporting requirements will apply to certain payments of principal, interest, OID and premium paid on PURS and to the proceeds of sale of a PURS made to U.S. holders other than certain exempt recipients (such as corporations). A 31% backup withholding tax will apply to such payments if the U.S. holder fails to provide a taxpayer identification number or certification of foreign or other exempt status or fails to report, in full, dividend and interest income.

    No information reporting or backup withholding will be required with respect to payments made by Motorola or any paying agent to Non-U.S. Holders if a statement described in (a)(iv) under "Non-U.S. Holders" has been received and the payor does not have actual knowledge that the beneficial owner is a U.S. person.

    In addition, backup withholding and information reporting will not apply if payments of the principal, interest, OID or premium on a PURS are paid or collected by a foreign office of a custodian, nominee or other foreign agent on behalf of the beneficial owner of such PURS and a valid foreign intermediary withholding certificate is received from such custodian, nominee or foreign agent, or if a foreign office of a broker (as defined in applicable Treasury regulations) pays the proceeds of the sale of a PURS to the owner thereof. If, however, such nominee, custodian, agent or broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, such payments will not be subject to backup withholding but will be subject to information reporting, unless (1) such custodian, nominee, agent or broker has documentary evidence in its records that the beneficial owner is not a U.S. person and certain other conditions are met or (2) the beneficial owner otherwise establishes an exemption. Under the Final Regulations, backup withholding will not apply to such payments absent actual knowledge that the payee is a U.S. person.

    Payments of principal, interest, OID and premium on a PURS paid to the beneficial owner of a PURS by a U.S. office of a custodian, nominee or agent, or the payment by the U.S. office of a broker of the proceeds of sale of a PURS, will be subject to both backup withholding and information reporting unless the beneficial owner provides the statement referred to in (a)(iv) above and the payor does not have actual knowledge that the beneficial owner is a U.S. person or otherwise establishes an exemption.

    Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

                    EMPLOYEE RETIREMENT INCOME SECURITY ACT

    The Employee Retirement Income Security Act of 1974, as amended, which we call "ERISA", and the Internal Revenue Code of 1986, as amended, which we call the Code, prohibit certain transactions involving the assets of an "employee benefit plan" (as defined in Section 3(3) of ERISA) or a "plan" described in
Section 4975(e)(1) of the Code, including an individual retirement account and a Keough plan, which, in either case, we call "Plans" and certain persons who are "parties in interest" (within the meaning of ERISA) or "disqualified persons" (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions. Therefore, the fiduciary of a Plan considering purchasing PURS should consider whether the purchase, holding or disposition of the PURS might constitute a "prohibited transaction" under ERISA or the Code.

    Goldman, Sachs & Co. and certain of its affiliates each may be considered a "party in interest" or a "disqualified person" with respect to many Plans by reason of, for example, providing services to such Plans. If the PURS are acquired by or with the assets of a Plan with respect to which Goldman Sachs & Co. or certain of its affiliates is a "party in interest" or a "disqualified person," for example, the purchase from or disposition to Goldman, Sachs & Co. of the PURS could be considered a "prohibited transaction" under ERISA or the Code unless the transaction were subject to one or more prohibited transaction exemptions, such as Department of Labor Prohibited Transaction Class Exemption ("PTCE") 75-1, which exempts certain transactions between Plans and certain broker-dealers, PTCE 84-14, which exempts transactions effected on behalf of a Plan by a "qualified professional asset manager," PTCE 90-1, which applies to certain transactions involving insurance company pooled separate accounts, PTCE 91-38, which applies to certain transactions involving bank collective trust funds, PTCE 95-60, which applies to transactions involving insurance company general accounts and PTCE 96-23, which exempts certain transactions effected on behalf of a Plan by a qualified "in-house asset manager."

    The person making the decision to purchase the PURS on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan (or the governmental plan), to represent that the purchase, holding and disposition of the PURS (including a disposition to Goldman, Sachs & Co. in the event Goldman, Sachs & Co. exercises the call option) will not result in a non-exempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation).

    Plans should consult with their legal counsel prior to purchasing the PURS.

                                  UNDERWRITING

    Motorola and the underwriters named below have entered into an underwriting agreement and a terms agreement with respect to the PURS. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of the PURS set forth in the following table.

                                                                    Principal
                                                                    Amount of
                              Underwriters                             PURS
                              ------------                         ------------
      Goldman, Sachs & Co. ....................................... $577,500,000
      Banc of America Securities LLC..............................   82,500,000
      Banc One Capital Markets, Inc...............................   82,500,000
      Chase Securities Inc........................................   82,500,000
                                                                   ------------
          Total................................................... $825,000,000
                                                                   ============

    PURS sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any PURS sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.150% of the principal amount of the PURS. Any such securities dealers may resell any PURS purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.125% of the principal amount of the PURS. If all the PURS are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

    In consideration of the call option that Goldman, Sachs & Co. will receive with respect to the PURS as described herein, Goldman, Sachs & Co. will pay us an amount equal to 1.841% of the principal amount of the PURS.

    The PURS are a new issue of securities with no established trading market. We have been advised by the underwriters that they intend to make a market in the PURS but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the PURS.

    In connection with the offering, the underwriters may purchase and sell the PURS in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of PURS than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the PURS while the offering is in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased the PURS sold by or for the account of such underwriter in stabilizing or short-covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the PURS. As a result, the price of the PURS may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

    Motorola estimates that its share of the total expenses of the offering of the PURS, excluding underwriting discounts and commissions, will be approximately $875,000.

    Motorola has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    From time to time, the underwriters and certain of their affiliates have engaged, and may in the future engage, in transactions with, and perform services for, us and our affiliates in the ordinary course of business. In particular, Banc One Capital Markets, Inc. is an affiliate of Bank One Trust Company, N.A., the trustee under the senior indenture that governs the PURS. Dr. Walter E. Massey, a director of Motorola, is also a director of Bank of America Corporation, which is an affiliate of Banc of America Securities LLC.
H. Laurance Fuller, a director of Motorola, is also a director of J.P. Morgan Chase & Co., which is an affiliate of Chase Securities Inc.

                                 LEGAL MATTERS

    The validity of the PURS will be passed upon for Motorola by Jeffrey A. Brown of our Law Department and Winston & Strawn, Chicago, Illinois. As of January 15, 2001, Mr. Brown owned approximately 900 shares of our common stock and held options to purchase 19,400 shares of our common stock, of which options to purchase 3,100 shares were currently exercisable. Certain legal matters relating to the PURS will be passed upon for the underwriters by Mayer, Brown & Platt, Chicago, Illinois. Mayer, Brown & Platt provides legal services to Motorola from time to time.

PROSPECTUS

                                $2,225,000,000

                                [MOTOROLA LOGO]

                 Debt Securities and Debt Securities Warrants
                    Common Stock and Common Stock Warrants

                               ----------------

   We may use this prospectus to offer and sell securities from time to time. The types of securities we may sell include:

  .  unsecured senior debt securities     .  common stock


  .  unsecured subordinated debt          .  warrants to purchase common stock
     securities


                                          .  units consisting of any
  .  warrants to purchase debt               combination of these securities
     securities

   We will provide the specific terms of these securities in supplements to this prospectus prepared in connection with each offering. These terms may include:

  In the case of any          In the case of debt
  securities:                 securities:              In the case of warrants:

  .  offering price           .  interest rate         .  the types of
                                                          securities that
  .  size of offering         .  maturity                 may be acquired
                                                          upon exercise
  .  underwriting discounts   .  ranking
                                                       .  expiration date
  .  denomination or          .  whether they may be
     currency (other than        redeemed prior to     .  exercise price
     with respect to common      maturity
     stock)                                            .  conditions to
                              .  whether they are         exercisability
                                 convertible into
                                 common stock

   The securities offered will contain other significant terms and conditions. Please read this prospectus and the applicable prospectus supplement carefully before you invest.

                               ----------------

   These securities have not been approved by the Securities and Exchange Commission or any state securities commission, nor have they determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                               ----------------

               The date of this prospectus is January 26, 2001.

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. You should read this prospectus and the applicable prospectus supplement together with the additional information described below under the heading "Where You Can Find More Information."

   The registration statement that contains this prospectus (including the exhibits) contains additional important information about Motorola, Inc. and the securities offered under this prospectus. Specifically, we have filed certain legal documents that control the terms of the securities offered by this prospectus as exhibits to the registration statement. We will file certain other legal documents that control the terms of the securities offered by this prospectus as exhibits to reports we file with the SEC. That registration statement and the other reports can be read at the SEC web site or at the SEC offices mentioned under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

   We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus:

  .  Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

  . Current Report on Form 8-K, dated January 5, 2000, as amended on March 17, 2000.

  . Current Report on Form 8-K, dated March 23, 2000, as amended on March 24, 2000, June 2, 2000 and November 7, 2000.

  . Quarterly Reports on Form 10-Q for the quarters ended September 30, 2000, July 1, 2000 and April 1, 2000.

  . The description of our common stock included in the Registration Statement on Form 8-B dated July 2, 1973, including any amendments or reports filed for the purpose of updating such description.

  . The description of our preferred stock purchase rights included in the Registration Statement on Form 8-A dated November 5, 1998, as amended.

   You may request a copy of these filings (other than exhibits, unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

                                A. Peter Lawson
                           Secretary, Motorola, Inc.
                           1303 East Algonquin Road
                          Schaumburg, Illinois 60196
                          Telephone: (847) 576-5000.

   You should rely only on the information contained or incorporated by reference in this prospectus or the applicable prospectus supplement. We have not authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

                                  THE COMPANY

   Motorola is a global leader in providing integrated communications solutions and embedded electronic solutions. These include:

  . Software-enhanced wireless telephone, two-way radio, messaging and satellite communications products and systems, as well as networking and Internet-access products, for consumers, network operators, and commercial, government and industrial customers.

  . Embedded semiconductor solutions for customers in networking, transportation, wireless communications and imaging and entertainment markets.

  . Embedded electronic systems for automotive, communications, imaging, manufacturing systems, computer and industrial markets.

  . Digital and analog systems and set-top terminals for broadband cable television operators.

   Motorola is a corporation organized under the laws of the State of Delaware as the successor to an Illinois corporation organized in 1928. Motorola's principal executive offices are located at 1303 East Algonquin Road, Schaumburg, Illinois 60196 (telephone number (847) 576-5000).

                                USE OF PROCEEDS

   Unless the applicable prospectus supplement provides otherwise, we will use the net proceeds from the sale of the offered securities for general corporate purposes.

                      RATIOS OF EARNINGS TO FIXED CHARGES

   The following are the unaudited consolidated ratios of earnings to fixed charges for each of the years in the five-year period ended December 31, 1999 and the nine months ended September 30, 2000:

                                                                    Nine Months
                                         Year Ended December 31,       Ended
                                         ------------------------- September 30,
                                         1999 1998  1997 1996 1995     2000
                                         ---- ----  ---- ---- ---- -------------
Ratio of earnings to fixed charges...... 3.5  --(a) 6.3  5.2  12.0      4.8

--------
(a) Earnings were inadequate to cover fixed charges by $1.2 billion.

   For purposes of computing the ratios of earnings to fixed charges, we have divided income before income tax expense plus fixed charges by fixed charges. Fixed charges consist of interest costs and estimated interest included in rentals (one-third of net rental expense).

                         DESCRIPTION OF DEBT SECURITIES

   The following is a general description of the debt securities that we may offer from time to time. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which the general provisions described below may apply will be described in the applicable prospectus supplement.

   The debt securities will be either senior debt securities or subordinated debt securities. We will issue the "senior securities" under the "senior indenture" dated May 1, 1995 between us and Bank One Trust Company, N.A., as successor trustee to BNY Midwest Trust Company and Harris Trust and Savings Bank, as trustee (or any further successor trustee). We will issue the "subordinated securities" under a "subordinated indenture" between us and the trustee named therein, or any successor trustee. The senior indenture and the subordinated indenture are collectively referred to in this prospectus as the "indentures," and each of the trustee under the senior indenture and the trustee under the subordinated indenture are referred to in this prospectus as a "trustee." The indentures are included as exhibits to the registration statement and the following description is qualified in its entirety by reference to the provisions of the indentures and the applicable prospectus supplement. You should read these documents carefully to fully understand the terms of the debt securities.

   The numerical references in parentheses below are to sections of the indentures. Unless otherwise indicated, capitalized terms used in the following summary that are defined in the indentures have the meanings used in the indentures. As used in this "Description of Debt Securities," the "company" refers to Motorola, Inc. and does not, unless the context otherwise indicates, include our subsidiaries.

General

   The senior securities are unsubordinated obligations of the company. They will be unsecured and will rank equally with each other and all of our other unsubordinated debt, unless otherwise indicated in the applicable prospectus supplement. (section 301 of the senior indenture.) Each applicable prospectus supplement will set forth, as of the most recent practicable date, the aggregate amount of outstanding debt that would rank junior to the senior securities. The subordinated securities are subordinated in right of payment to the prior payment in full of our senior indebtedness. See "--Subordinated Indenture Provisions" below. The subordinated securities will be unsecured and will rank equally with each other, unless otherwise indicated in the applicable prospectus supplement. (section 301 of the subordinated indenture.) We will set forth in each applicable prospectus supplement, as of the most recent practicable date, the aggregate amount of our outstanding debt that would rank senior to the subordinated securities. The indentures do not limit the aggregate principal amount of debt securities that we may issue thereunder and provide that we may issue debt securities thereunder from time to time in one or more series.

 Terms

   We will prepare a prospectus supplement for each series of debt securities that we issue. Each prospectus supplement will set forth the applicable terms of the debt securities to which it relates, which may include the following:

  .  the title of the securities;

  .  any limit on the aggregate principal amount of the securities;

  .  the maturity;

  .  the interest rate and the date from which interest will accrue;

  . the interest payment dates and the record dates for payment of interest, or the discount to face value and accretion rate in the case of debt securities issued at a substantial discount to the principal amount;

  .  the price and date of any optional redemption by us;

  . our obligation, if any, to redeem the offered securities and any requirement to maintain a "sinking fund" to support such obligation;

  .  the currency or currencies in which we will pay principal or interest;

  .  any conversion features; and

  . whether the defeasance or covenant defeasance provisions of the applicable indenture apply.

   We can also establish any other terms and conditions of the debt securities to the extent they do not conflict with the terms of the indentures. (section 301 of each indenture.) Therefore, you must read the applicable indenture and prospectus supplement carefully to understand the terms of any series of debt securities.

 Effective Subordination

   The debt securities will be our obligations exclusively. Since our operations are partially conducted through subsidiaries, primarily overseas, our cash flow and therefore our ability to service debt, including the debt securities offered by the applicable prospectus supplement, are partially dependent upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, us. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due pursuant to the debt securities or to make any funds available to us to repay our obligations, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

   Any right of ours to receive assets of any of our subsidiaries upon their liquidation or reorganization and therefore the right of the holders of the debt securities to participate in those assets will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors.

 No Limitations on Other Debt

   The general provisions of the indentures do not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of debt securities protection in the event of a highly leveraged or similar transaction involving us. However, the indentures do restrict us and our domestic subsidiaries from granting certain security interests on certain of their property or assets unless the debt securities are equally secured. See "--Restrictive Covenants" below.

 Open-Ended Indenture

   The indentures are "open-ended," meaning we may issue a number of different series of debt securities, with different terms and conditions, under each of the indentures. (section 301 of each indenture.) There is no limit on the amount of debt securities we can issue under either indenture, and we already have issued a significant amount of debt securities under the senior indenture.

Defeasance and Covenant Defeasance

   Under the indentures, we have the ability to take certain steps to effect a "defeasance" or a "covenant defeasance." A defeasance allows us to be discharged from any and all obligations in respect of a series of debt securities except for certain obligations to register the transfer or exchange of such debt securities, to replace temporary, destroyed, stolen, lost or mutilated debt securities, to maintain paying agencies and to hold monies for payment in trust. A covenant defeasance allows us to stop complying with certain restrictive covenants relating to:

  .  consolidation, merger, conveyance, transfer or lease;

  .  maintenance of our existence and properties;

  .  payment of taxes and other claims; and

  .  restrictions on secured debt and sale and leaseback transactions.

   A covenant defeasance also causes certain events specified in the indentures to no longer be deemed an event of default under the indentures.

   To effect a defeasance or a covenant defeasance, we must deposit with the applicable trustee an amount of money or U.S. government securities that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of, and premium, if any, and each installment of interest, if any, on the debt securities of such series at the time such payments are due. We will remain liable for any shortfall between the amount deposited with the trustee and the amount due holders of debt securities upon any acceleration of payment.

   We may only effect a defeasance or a covenant defeasance if we have provided a legal opinion that such action will not cause holders of our debt securities to recognize income, gain or loss for federal income tax purposes as a result and that holders will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. The opinion, in the case of a defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the applicable indenture.

   We may further describe in the applicable prospectus supplement the provisions, if any, regarding defeasance or covenant defeasance with respect to the debt securities of a particular series. (article fifteen of each indenture.)

Restrictive Covenants

 Restrictions on Secured Debt

   If we or any Domestic Subsidiary incurs or guarantees any Debt secured by a Mortgage on any Principal Property or on any shares of stock or Debt of any Domestic Subsidiary, we must secure the debt securities of each series equally and ratably with (or prior to) such secured Debt, unless, after giving effect to such transaction, the aggregate amount of all such Debt so secured, together with all Attributable Debt in respect of sale and leaseback transactions involving Principal Properties, would not exceed 5% of the Consolidated Net Tangible Assets of us and our consolidated subsidiaries. See "--Restrictive Covenants--Restrictions on Sales and Leasebacks" below.

   This restriction does not apply to, and there will be excluded from secured Debt in any computation under such restriction, Debt secured by:

  . Mortgages on property of, or on any shares of stock of or Debt of, any corporation existing at the time such corporation becomes a Domestic Subsidiary or at the time it is merged into or consolidated with us or a Domestic Subsidiary;

  .  Mortgages in favor of us or a Domestic Subsidiary;

  . Mortgages in favor of governmental bodies to secure progress or advance payments;

  . Mortgages on property, shares of stock or Debt existing at the time of acquisition thereof, including acquisition through merger or consolidation;

  . purchase money Mortgages and Mortgages to secure the construction cost of property; and

  .  any extension, renewal or refunding of any Mortgage referred to above.

 Restrictions on Sales and Leasebacks

   Neither we nor any Domestic Subsidiary may enter into any sale and leaseback transaction involving any Principal Property, completion of construction and commencement of full operation of which has occurred more than 180 days prior thereto, unless:

  . we or such Domestic Subsidiary could mortgage such property as provided for above under "--Restrictive Covenants--Restrictions on Secured Debt" in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the debt securities of each series; or

  . within 120 days, we apply to the retirement of our Funded Debt an amount not less than the greater of:

    . the net proceeds of the sale of the Principal Property leased pursuant to such arrangement; or

    . the fair market value of the Principal Property so leased, subject to credits for certain voluntary retirements of Funded Debt.

   This restriction will not apply to any sale and leaseback transaction:

  .  between us and a Domestic Subsidiary or between Domestic Subsidiaries;
     or

  . involving the taking back of a lease for a period, including renewals, of three years or less. (section 1011 of each indenture.)

 Certain Definitions

   The following are certain key definitions used in the descriptions above of restrictions on secured debt and sales and leasebacks contained in the indentures. These and other definitions are contained in the indentures. You should read the applicable indenture to understand these restrictions fully.

   "Attributable Debt" means the total net amount of rent required to be paid during the remaining term of any lease, discounted at the rate per annum borne by the senior securities of each series, compounded annually.

   "Consolidated Net Tangible Assets" means the aggregate amount of assets, less applicable reserves and other properly deductible items, after deducting from that net amount:

  . all current liabilities, excluding any constituting Funded Debt by reason of their being renewable or extendable; and

  .  goodwill and other intangibles. (section 1010 of each indenture.)

   "Domestic Subsidiary" means a Subsidiary of ours except a Subsidiary of ours which neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the United States, or which is engaged primarily in financing our operations or our Subsidiaries, or both, outside the United States.

   "Principal Property" includes any single parcel of real estate, any manufacturing plant or warehouse we own or lease or any Domestic Subsidiary owns or leases which is located within the United States and the gross book value, without deduction of any depreciation reserves, of which on the date as of which the determination is being made exceeds 1% of Consolidated Net Tangible Assets, other than any manufacturing plant or warehouse or a portion of any manufacturing plant or warehouse:

  . which is a pollution control or other facility financed by obligations issued by a state or local government unit; or

  . which, in the opinion of our board of directors, is not of material importance to the total business conducted by us and our subsidiaries as an entirety.

   "Subsidiary" means a corporation, a majority of the outstanding voting stock of which is owned, directly or indirectly, by us or by one or more of our other Subsidiaries.

Events of Default

   The following are events of default under the indentures with respect to any debt securities:

  . failure to pay principal of, or premium, if any, on any debt security of that series when due;

  . failure to pay any installment of interest on any debt security of that series when due, continued for 30 days;

  . failure to deposit any sinking fund payment, when due, in respect of any debt security of that series;

  . failure to perform any other covenant of ours in the applicable indenture, other than a covenant included in the applicable indenture solely for the benefit of any series of debt securities other than that series, continued for 60 days after written notice as provided in the applicable indenture;

  .  certain events in bankruptcy, insolvency or reorganization; and

  . any other event of default provided with respect to debt securities of that series. (section 501 of each indenture.)

   If an event of default with respect to the outstanding debt securities of any series occurs and continues either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount of all debt securities of that series to be due and payable immediately; provided that in the case of certain events of bankruptcy, insolvency or reorganization, such principal amount, or portion thereof, will automatically become due and payable. However, at any time after an acceleration with respect to debt securities of any series has occurred, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration. (section 502 of each indenture.) For information as to waiver of defaults, see "--Modification and Waiver." You must read the applicable prospectus supplement for a description of the acceleration provisions of any debt securities issued as original issue discount or indexed securities.

   Subject to the duty of the trustee during default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the applicable indenture at the request or direction of any of the holders, unless such holders have offered the trustee reasonable security or indemnity. (section 603 of each indenture.) Subject to such indemnification and certain other limitations, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. (section 512 of the senior indenture and section 505 of the subordinated indenture.)

   We will be required to furnish to the trustee an annual statement as to our performance of certain of our obligations under the applicable indenture and as to any default in such performance. (section 1006 of each indenture.)

Modification and Waiver

   Modifications and amendments of each indenture may be made by us and the trustee with the consent of the holders of 66 2/3% in principal amount of the outstanding debt securities of each series affected thereby, except that no such modification or amendment may, without the consent of the holder of each outstanding debt security affected thereby:

  . change the stated maturity date of the principal of, or any installment of principal of or interest on, any debt security;

  . reduce the principal amount of, or premium, if any, or interest, if any, on, any debt security;

  . reduce the amount of principal of any original issue discount debt security payable upon acceleration of the maturity thereof;

  . change the place or currency of payment of principal of, or premium, if any, or interest, if any, on, any debt security;

  . impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; or

  . reduce the percentage in principal amount of outstanding debt securities of any series, the consent of the holders of which is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the applicable indenture or for waiver of certain defaults. (section 902 of each indenture.)

   The holders of a majority of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, our compliance with certain restrictive provisions of the applicable indenture. (section 1012 of each indenture.) The holders of a majority of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive any past default under the applicable indenture with respect to debt securities of that series, except a default in the payment of the principal of, or premium, if any, or interest, if any, on any debt security of that series or in respect of any provision which under the applicable indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series affected. (section 513 of the senior indenture and section 504 of the subordinated indenture.)

   In addition, we may not modify or amend the subordination provisions of the subordinated indenture without the consent of the holders of each outstanding subordinated debt security affected thereby. Further, no modification or amendment of that type may adversely affect the rights under article sixteen of the subordinated indenture of the holders of senior indebtedness then outstanding without the consent of the requisite holders of senior indebtedness required under the terms of such senior indebtedness. (section 902 of the subordinated indenture.)

   Each indenture contains provisions for convening meetings of the holders of debt securities of a series issued thereunder if debt securities of that series are issuable in whole or in part as bearer securities. (section 1401 of each indenture.) The trustee for those debt securities may call a meeting at any time or upon our request or the request of holders of at least 10% in principal amount of the outstanding debt securities of such series, in any such case upon notice given in accordance with the applicable indenture. (section 1402 of each indenture.) Except for any consent that must be given by each holder of a debt security affected, and except as described below, any resolution presented at a meeting or adjourned meeting at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series. Any resolution with respect to any consent which may be given by the holders of not less than 66 2/3% in principal amount of the outstanding debt securities of a series issued under an indenture, except for any consent that must be given by each holder of a debt security affected, may be adopted at a meeting or an adjourned meeting at which a quorum is present only by the affirmative vote of the holders of 66 2/3% in principal amount of such outstanding debt securities of that series. Further, any resolution with respect to any demand, consent, waiver or other action which may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding debt securities of a series issued under one of the indentures may be adopted at a meeting or adjourned meeting at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding debt securities of that series. (section 1404 of each indenture.)

   Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the applicable indenture with respect thereto will be binding on all holders of debt securities of that series and the related coupons issued under that indenture. The quorum at any meeting of holders of a series of debt securities called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding debt securities of such series. However, if any action is to be taken at such meeting with respect to a consent which may be given by the holders of not less than 66 2/3% in principal amount of the outstanding debt securities of a series, the persons holding or representing
66 2/3% in principal amount of the outstanding debt securities of such series issued under that indenture will constitute a quorum. (section 1404 of each indenture.)

Consolidation, Merger, Conveyance, Transfer or Lease

   We may, without the consent of any holders of outstanding debt securities, consolidate or merge with or into, or transfer or lease its assets substantially as an entirety to, any entity, and any other entity may consolidate or merge with or into, or transfer or lease our assets substantially as an entirety to, us, provided that:

  . the entity other than us formed by such consolidation or into which we are merged or which acquires or leases our assets is organized and existing under the laws of any United States jurisdiction and assumes our obligations on the debt securities and under the applicable indenture;

  . after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, has happened and is continuing, provided that a transaction will only be deemed to be in violation of this condition as to any series of debt securities as to which such event of default or such event has happened and is continuing; and

  .  certain other conditions are met. (article eight of each indenture.)

Form, Denominations, Exchange, Registration and Transfer

   We may issue debt securities as registered securities or bearer securities, and may be issued in global form. Global securities are described below under "--Global Securities." Unless we otherwise provide in the applicable prospectus supplement, we will issue registered securities in denominations of $1,000 and integral multiples thereof and we will issue bearer securities in denominations of $5,000 and integral multiples thereof. Unless we otherwise indicate in the applicable prospectus supplement, bearer securities will have interest coupons attached. (section 201 of each indenture.)

   Our registered securities will be exchangeable for other registered securities of the same series. In addition, if we issue a series of debt securities as both registered securities and bearer securities, subject to certain conditions, holders may exchange bearer securities for registered securities. Our registered securities generally may not be exchanged for bearer securities unless we provide for such an exchange in the applicable prospectus supplement. (section 305 of each indenture.)

   We will not mail bearer securities in connection with their original issuance to any location in the United States. In addition, the United States Internal Revenue Code of 1986, as amended, requires us to obtain written certification from the initial purchaser of a bearer security to the effect that:

  . the bearer security is not being acquired by or on behalf of a United States person;

  . if a beneficial interest in the bearer security is being acquired by or on behalf of a United States person, that the United States person is a foreign branch of a United States financial institution that is purchasing for its own account or for resale or the person is acquiring the bearer security through the foreign branch of a United States financial institution and the financial institution agrees, in either case, to comply with certain requirements of the Internal Revenue Code; or

  . the bearer security is being acquired by a United States or foreign financial institution for resale during the restricted period and has not been acquired for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions. (section 303 of each indenture.)

   You may present registered securities for registration of transfer at the office of the trustee, or at the office of any transfer agent we designate without service charge and upon payment of any taxes and other governmental charges. (section 305 of each indenture.) We may change transfer agents or designate additional transfer agents at any time, except that, if we have issued a series of debt securities solely as registered securities, we must maintain a transfer agent in each place of payment for such series and, if we have issued a series of debt securities as bearer securities, we must maintain a transfer agent in a place of payment for such series located outside the United States. (section 1002 of each indenture.)

   If we elect or are required to redeem or exchange particular debt securities, we will not be required to:

  . issue, register the transfer of or exchange those debt securities for a period of 15 days before the first publication or mailing of the notice of redemption or exchange;
  . register the transfer of or exchange any registered security selected for redemption; or
  . exchange any bearer security selected for redemption except that a bearer security selected for redemption may be exchanged for a registered security that will be surrendered for redemption. (section 305 of each indenture.)

Global Securities

   The following will apply to debt securities of any series, unless the prospectus supplement relating to that series provides otherwise.

   Upon issuance, we will deposit with, or on behalf of, the depositary and will register in the name of the depositary or a nominee of the depositary one or more "global securities" to represent the debt securities of each series. Unless we otherwise indicate in the prospectus supplement relating to a series of debt securities, The Depository Trust Company will act as the depositary and we will deposit the global securities with, or on behalf of, DTC or its nominee, and we will register registered securities in the name of a nominee of DTC. Except under limited circumstances described below, global securities will not be exchangeable for definitive certificated debt securities.

   Upon the issuance of a global security, DTC will credit on its book-entry registration and transfer system the principal amounts of the individual debt securities represented by such global security to the accounts of persons that have accounts with DTC, generally known as DTC participants. Ownership of beneficial interests in a global security will be limited to DTC participants or persons that may hold interests through DTC participants. Ownership of beneficial interests in such global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC with respect to interests of DTC participants and records of DTC participants, with respect to interests of persons who hold through DTC participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, pledge or transfer beneficial interest in a global security.

   So long as the depository is the registered owner of a global security, the depository will be considered the sole owner or holder of the debt securities represented by such global security for all purposes under the applicable indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have any of the individual debt securities registered in their names, will not receive or be entitled to receive physical delivery of any such debt securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

   We will make payments of principal of and any interest, and premium, if any, on individual debt securities represented by a global security to DTC or its nominee, as the case may be, as the sole registered owner of such global security and the sole holder of the debt securities represented by the global security for all purposes under the applicable indenture. Neither we nor the trustee, nor any of our agents or the trustee, will have any responsibility or liability for any aspect of DTC's records relating to or payments made on account of beneficial ownership interests in the global securities representing any debt securities or for maintaining, supervising or reviewing any of DTC's records relating to those beneficial ownership interests.

   We have been advised by DTC that, upon receipt of any payment in respect of a global security, DTC will immediately credit DTC participants' accounts for their pro rata share of such payments. We also expect that payments by DTC participants to owners of beneficial interests in global securities held through such DTC participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." These payments will be the sole responsibility of the DTC participants.

   Global securities may not be transferred except as a whole by DTC to a nominee of DTC. Global securities representing debt securities are exchangeable for certificated debt securities only if:

  . DTC or its nominee notifies us that it is unwilling or unable to continue as depositary for these global securities;

  .  DTC ceases to be qualified as required by the applicable indenture;

  . we instruct the trustee in accordance with the applicable indenture that those global securities will be so exchangeable; or

  . there shall have occurred and be continuing an event of default or an event which after notice or lapse of time would be an event of default with respect to the debt securities represented by such global security.

   Any global securities that are exchangeable as described above shall be exchangeable for certificated debt securities issuable in denominations of $1,000, or $5,000 in the case of bearer debt securities, and integral multiples of $1,000, or $5,000 in the case of bearer debt securities, in excess thereof and registered in the names DTC directs. Subject to the foregoing, global securities are not exchangeable, except for global securities of like denomination to be registered in the name of DTC or its nominee. If we issue debt securities subsequently in registered form, they would thereafter be transferred or exchanged without any service charge at the corporate trust office of the trustee or at any other office or agency we maintain for such purpose.

   So long as DTC or its nominee is the registered holder and owner of global securities, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global securities for the purposes of receiving payment on the debt securities, receiving notices and for all other purposes under the applicable indenture and the debt securities. Except as provided above, owners of beneficial interests in global securities will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders thereof for any purpose under the applicable indenture. Accordingly, each person owning a beneficial interest in the global securities must rely on the procedures of DTC and, if such person is not a DTC participant, on the procedures of the DTC participant through which such person owns its interest, to exercise any rights of a holder under the applicable indenture. The indentures provide that DTC may grant proxies and otherwise authorize DTC participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the applicable indenture. We understand that under existing industry practices in the event that we request any action of holders or that an owner of a beneficial interest in global securities desires to give or take any action which a holder is entitled to give or take under the applicable indenture. DTC would authorize the DTC participants holding the relevant beneficial interests to give or take such action, and such DTC participants would authorize beneficial owners owning through such DTC participants to give or take such action or would otherwise act upon the instructions of beneficial owners through them.

   DTC has advised us as follows:

  .  DTC is:

     .  a limited-purpose trust company organized under the New York Banking
     Law;

     .  a "banking organization" within the meaning of the New York Banking
     Law;

     .  a member of the Federal Reserve System;

     . a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

    . a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

  .  DTC holds securities that DTC participants deposit with DTC.

  . DTC also facilitates the settlement among DTC participants of securities transactions, such as transfers and pledges in deposited securities through electronic computerized book-entry changes in DTC participants' accounts, thereby eliminating the need for physical movement of securities certificates.

  . Direct DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of direct DTC participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

  . Access to DTC's system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

  . The rules applicable to DTC and DTC participants are on file with the SEC.

   According to DTC, the foregoing information with respect to DTC has been provided to the industry for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Payment and Paying Agents

   Unless the applicable prospectus supplement provides otherwise, the place of payment for all registered securities will be Chicago, Illinois, U.S.A., and we will initially designate the corporate trust office of the applicable trustee for this purpose. At our option, we may pay interest, if any, on registered securities by check mailed to the address of the person entitled thereto as such person's address appears in the security register or by wire transfer to an account located in the United States maintained by the person entitled thereto as specified in the security register. (sections 307, 1001 and 1002 of each indenture.) Unless the applicable prospectus supplement provides otherwise, we will make payment of any installment of interest on registered securities to the person in whose name such registered security is registered at the close of business on the record date for such interest. (section 307 of each indenture.)

   If we issue bearer securities, we must maintain an office or agency outside the United States at which the principal of, and premium, if any, and interest, if any, on the bearer securities will be paid. (section 1002 of each indenture.) The initial locations of such offices and agencies will be specified in the applicable prospectus supplement. Unless the applicable prospectus supplement provides otherwise, we will make payments with respect to bearer securities, at the holder's option, by check in the currency designated in the bearer security presented or mailed to an address outside the United States or paid by wire transfer to an account in such currency maintained at a bank located outside the United States. We will not make payments in the United States. (sections 307 and 1002 of each indenture.) Nevertheless, we will make payments with respect to bearer securities payable in U.S. dollars at the office of our paying agent in Chicago, Illinois if, but only if, payment outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions and the trustee has received an opinion of counsel that such payment within the United States is legal. (sections 307 and 1002 of each indenture.) Unless the applicable prospectus supplement provides otherwise, we will make payment of installments of interest on any bearer securities on or before maturity only against surrender of coupons for such interest installments as they mature. (section 1001 of each indenture.)

   Unless the applicable prospectus supplement provides otherwise, we will make all payments of principal of, and premium, if any, and interest, if any, on any debt security that is payable in a currency other than U.S. dollars in U.S. dollars if such currency:

  . ceases to be used both by the government of the country that issued the currency and by a central bank or other public institution of or within the international banking community for the settlement of transactions;

  . is the euro and ceases to be used both within the European Monetary Union and for the settlement of transactions by public institutions of or within the European Union; or

  . is any currency unit, or composite currency, other than the euro and ceases to be used for the purposes for which it was established. (section 312 of each indenture.)

   We may designate additional offices or agencies for payment with respect to any debt securities, approve a change in the location of any such office or agency and, except as provided above, rescind the designation of any such office or agency.

   All moneys deposited with a paying agent or held for the payment of principal of, or premium, if any, or interest, if any, on any debt security that remains unclaimed at the end of two years after such payment has become due will, at our request, be repaid to us, or discharged from trust, and the holder of such debt security may thereafter look only to us for payment thereof. (section 1003 of each indenture.)

Subordinated Indenture Provisions

   Our subordinated securities are subordinate and junior in right of payment, to the extent set forth in the subordinated indenture, to the prior payment in full of all existing and future senior debt of ours. (section 1601 of the subordinated indenture.)

   Senior debt is defined in the subordinated indenture as the principal of, and premium, if any, and interest on, including interest accruing after the filing of a petition initiating any proceeding pursuant to any bankruptcy law, and other amounts due on or in connection with any debt incurred, assumed or guaranteed by us, whether outstanding on the date of the subordinated indenture or thereafter incurred, assumed or guaranteed, and all renewals, extensions and refundings of any such debt. Excluded from the definition of senior debt are the following:

  .  any debt which expressly provides:

    . that such debt is not senior in right of payment to the subordinated securities; or

    . that such debt is subordinated to any other debt of ours, unless such debt expressly provides that such debt is senior in right of payment to the subordinated securities;

  .  debt of ours in respect of the subordinated securities;

  . debt of ours in respect of our outstanding Liquid Yield Option(TM) Notes due 2009 and our outstanding Liquid Yield Option(TM) Notes due 2013, which 2009 LYONs and 2013 LYONs rank on a parity with the subordinated securities;

  . debt of ours in respect of the extension notes which may be issued in the future, at specified dates, in respect of the 2009 LYONs and in payment of the purchase price thereof, which extension notes would rank on a parity with the subordinated securities and any 2009 LYONs and 2013 LYONs remaining outstanding (section 101 of the subordinated indenture); and

  . debt of ours in respect of our 6.68% deferrable interest junior subordinated debentures due March 31, 2039 representing a long-term loan made to us by Motorola Capital Trust I, a Delaware statutory business trust and our wholly-owned subsidiary, and our obligations related to our guarantee of certain obligations of the trust under its 6.68% Trust Originated Preferred SecuritiesSM.

   There are no restrictions in the subordinated indenture on the creation of additional senior debt, or any other indebtedness. (section 101 of the subordinated indenture.) The prospectus supplement with respect to any subordinated securities will set forth:

  . the aggregate amount of consolidated indebtedness outstanding as of the most recent practicable date that would constitute either senior debt or indebtedness of our subsidiaries;

  . the aggregate amount of outstanding indebtedness as of the most recent practicable date that would rank on a parity with the subordinated securities; and

  .  any then-existing limitation on the issuance of additional senior debt.
--------
(TM)Trademark of Merrill Lynch & Co.
SM"Trust Originated Preferred Securities" and "TOPrS" are service marks of Merrill Lynch & Co., Inc.

   By reason of such subordination, in the event of dissolution, insolvency, bankruptcy or other similar proceedings, upon any distribution of assets:

  . the holders of all senior debt will first be entitled to receive payment in full of all amounts due or to become due thereon, or payment of such amounts shall have been provided for, before the holders of subordinated securities would be entitled to receive any payment or distribution with respect to such securities;

  . the holders of subordinated securities will be required to pay over their share of such distribution to the holders of senior debt until such senior debt is paid in full; and

  . our creditors who are not holders of subordinated securities or holders of senior debt may recover less, ratably, than holders of senior debt and may recover more, ratably, than the holders of subordinated securities. (section 1602 of the subordinated indenture.)

   Unless the applicable prospectus supplement provides otherwise, in the event that the subordinated securities are declared due and payable prior to their Stated Maturity by reason of the occurrence of an event of default, then we would be obligated to promptly notify holders of senior debt of such acceleration. Unless the applicable prospectus supplement provides otherwise, we may not pay the subordinated securities until 120 days have passed after such acceleration occurs and may thereafter pay the subordinated securities if the terms of the subordinated indenture otherwise permit payment at that time. (section 1603 of the subordinated indenture.)

   Unless the applicable prospectus supplement provides otherwise, we may not make any payment of the principal, and premium, if any, or interest, if any, with respect to any of the subordinated securities, except we may acquire subordinated securities for our common stock or other capital stock or as otherwise set forth in the subordinated indenture, if any default with respect to senior debt occurs and is continuing that permits the acceleration of the maturity thereof and such default is either the subject of judicial proceedings or we receive notice of the default, unless 120 days pass after notice of the default is given and such default is not then the subject of judicial proceedings or the default with respect to the senior debt is cured or the terms of the subordinated indenture otherwise permit the payment or acquisition of the subordinated securities at that time. (section 1604 of the subordinated indenture.)

The Trustee

   Bank One Trust Company, N.A. (as successor trustee to BNY Midwest Trust Company and Harris Trust and Savings Bank) is trustee under:

  .  the senior indenture relating to:

    .  our 5.80% notes due October 15, 2008;

    .  our 7 5/8% notes due November 15, 2010;

    .  our 7 1/2% debentures due May 15, 2025;

    .  our 6 1/2% debentures due September 1, 2025;

    .  our 6 1/2% debentures due November 15, 2028; and

    .  our 5.22% debentures due October 1, 2097.

   Bank One Trust Company, N.A. (as successor in interest to the First National Bank of Chicago) is trustee under:

  . an indenture with us dated as of September 1, 1989 relating to our 2009 LYONs; and

  .  an indenture with us dated as of September 1, 1993 relating to our 2013
     LYONs.

   We maintain various banking relationships with Bank One, N.A., an affiliate of the trustee. As one of our principal commercial banks, Bank One, N.A. provides several foreign exchange and cash management services to us and has extended several credit facilities to us. Bank One, N.A. is also an issuing and paying agent for various commercial paper we have issued.

                          DESCRIPTION OF CAPITAL STOCK

   The following description of our capital stock is subject to the detailed provisions of our restated certificate of incorporation, as amended, and bylaws, as amended, and to the rights agreement described below. This description does not purport to be complete and is qualified in its entirety by reference to the terms of the certificate of incorporation, the bylaws and the rights agreement, which are filed as exhibits to the registration statement. See "Where You Can Find More Information."

Common and Preferred Stock

   Our authorized capital stock consists of 4,200,000,000 shares of common stock, par value $3 per share, and 500,000 shares of preferred stock, par value $100 per share, issuable in series. There are no shares of preferred stock presently outstanding. Our board of directors is authorized to create and issue one or more series of preferred stock and to determine the rights and preferences of each series, to the extent permitted by our certificate of incorporation. The holders of shares of our common stock are entitled to one vote for each share held and each share of our common stock is entitled to participate equally in dividends out of funds legally available therefor, as and when declared by our board of directors, and in the distribution of assets in the event of liquidation. The shares of our common stock have no preemptive or conversion rights, redemption provisions or sinking fund provisions. The outstanding shares of our common stock are duly and validly issued, fully paid and nonassessable, and any shares of our common stock issued in an offering pursuant to this prospectus and any shares of common stock issuable upon the exercise of common stock warrants or conversion or exchange of debt securities which are convertible into or exchangeable for our common stock, will be duly and validly issued, fully paid and nonassessable.

Preferred Stock Purchase Rights

   On November 5, 1998, we authorized a new rights agreement between us and Harris Trust and Savings Bank, as rights agent to replace the existing rights agreement dated as of November 9, 1988, as amended, and the associated rights, which expired as of the close of business on November 20, 1998. The following summary of certain provisions of the rights agreement does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the rights agreement, including particular provisions or defined terms of the rights agreement. See "Where You Can Find More Information."

   Under the rights agreement, each outstanding share of our common stock is accompanied by a preferred stock purchase right. Each right entitles the registered holder to purchase from us one thirty-thousandth of a share, as adjusted to reflect our 3-for-1 stock split in the form of a 200% stock dividend paid on June 1, 2000, of our Junior Participating Preferred Stock, Series B, $100 par value per share, at a price of $66.66 per one thirty-thousandth, or $200 per one ten-thousandth, of a preferred share, subject to adjustment. The rights attach to shares of our common stock outstanding as of the close of business on November 20, 1998 and to shares of our common stock which become outstanding thereafter prior to the earliest of the distribution date, the redemption of the rights, the exchange of the rights and the expiration of the rights, and, in certain cases, following the distribution date.

   The rights have certain anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire us on terms not approved by the board of directors, except pursuant to an offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by our board of directors because of the ability of our board of directors to redeem the rights.

   Until the earlier to occur of 10 days following a public announcement that a person or group of affiliated or associated persons (referred to herein as an "acquiring person") acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of our common stock and 10 days following the commencement or announcement of a tender offer or exchange offer for 10% or more of such outstanding shares of our common stock (the earlier of such dates being called the "distribution date"), the rights will be evidenced, with respect to any of our common stock certificates outstanding as of November 20, 1998, by such common stock certificate. The rights agreement provides that, until the distribution date, the rights will be transferred with and only with the shares of our common stock. Until the distribution date, or earlier redemption or expiration of the rights, new common stock certificates issued after November 20, 1998, upon the transfer or new issuance of shares of common stock, including, unless the applicable prospectus supplement provides otherwise, the shares of common stock issued:

  .  in an offering pursuant to this prospectus;

  .  upon exercise of any common stock warrants; or

  . upon conversion or exchange of debt securities which are convertible into or exchangeable for common stock;

will contain a notation incorporating the rights agreement by reference.

   Until the distribution date, or earlier redemption or expiration of the rights, the surrender for transfer of any certificate for shares of our common stock, outstanding as of November 20, 1998, with or without such notation or a copy of a summary of rights being attached thereto, will also constitute the transfer of the rights associated with the shares of our common stock represented by such certificate. As soon as practicable following the distribution date, we will mail separate certificates evidencing the rights to holders of record of the common stock as of the close of business on the distribution date and such separate right certificates alone will evidence the rights.

   The rights are not exercisable until the distribution date. The rights will expire on November 20, 2008, unless we earlier redeemed them as described below.

   The preferred share purchase price payable, and the number of preferred shares or other securities, cash or other property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution:

  . in the event of a stock dividend on, or a subdivision, combination or reclassification of, the common stock;

  . upon the grant to holders of our common stock of certain rights or warrants to subscribe for common stock or convertible securities at less than the current market price of our common stock;

  . upon the distribution to holders of our common stock of evidences of indebtedness or assets, excluding regular periodic cash dividends; and

  .  in connection with any recapitalization of us.

   In the event that a person becomes an acquiring person, each right, other than rights that are or were beneficially owned by the acquiring person and certain related persons and transferees, which will thereafter be void, shall thereafter be exercisable not for our preferred shares, but for a number of shares of our common stock, or, in certain cases, fractional our preferred shares, other common stock equivalents or cash, having a market value of two times the exercise price of the right. In the event that, at the time or after a person becomes an acquiring person, we are involved in a merger or other business combination in which:

  .  we are not the surviving corporation;

  .  our common stock is changed or exchanged; or

  .  50% or more of our consolidated assets or earning power are sold;

then each right, other than rights that are or were owned by the acquiring person and certain related persons and transferees, which will thereafter be void, shall thereafter be exercisable for a number of shares of common stock of the acquiring company having a market value of two times the exercise price of the right.

   In addition, at any time after a triggering event and before a person has acquired beneficial ownership of 50% or more of our outstanding common stock, we may elect to exchange all or part of the rights, excluding void rights held by an acquiring person and certain related persons and transferees, at an exchange ratio of one share of our common stock, or one thirty-thousandth, subject to adjustment, of a preferred share, or other common stock equivalent, per right.

   At any time prior to a triggering event, our board of directors may redeem the rights in whole, but not in part, at a price of $.0033 per right, as adjusted to reflect our 3-for-1 stock split in the form of a 200% stock dividend paid on June 1, 2000. Immediately upon the action of our board of directors ordering redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the rights redemption amount.

   Until a right is exercised, the holder thereof, as such, will have no rights as one of our stockholders, including, without limitation, the right to vote or to receive dividends.

   At any time prior to a triggering event, we may amend or supplement the rights agreement without the approval of the rights agent or any holder of the rights. Thereafter, no amendment may adversely affect the interests of the rights holders, other than an acquiring person.

   The preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to a minimum preferential quarterly dividend payment equal to the greater of $250 per share and 30,000 times the dividend declared per share of our common stock. In the event of liquidation, the holders of our preferred shares will be entitled to a minimum preferential liquidation payment equal to the greater of $1,000 per share and 30,000 times the payment made per share of our common stock. Each preferred share will have 30,000 votes per share, voting together with the common stock. In the event of any merger, consolidation or other transaction in which our common stock is exchanged, each preferred share will be entitled to receive 30,000 times the amount received per share of our common stock.

   Because of the nature of the preferred shares' dividend, liquidation and voting rights, the value of the one thirty-thousandth interest in a preferred share that may be purchased upon exercise of each right should approximate the value of one share of our common stock.

   No fractional shares of common stock or preferred shares will be required to be issued upon the exercise of a right, other than fractions of preferred shares that are integral multiples of one thirty-thousandth of a preferred share, which may, at our election, be evidenced by depositary receipts, and in lieu thereof, an adjustment in cash will be made based on the market price of our common stock or preferred shares on the last trading day prior to the date of exercise.

                       DESCRIPTION OF SECURITIES WARRANTS

   We may issue warrants for the purchase of our debt securities or common stock, either independently or together with debt securities. We will issue each series of warrants under a separate warrant agreement between us and a bank or trust company, as agent. The warrant agent will act solely as our agent and will not assume any obligation for any warrant holders. Copies of the forms of warrant agreements and the forms of warrant certificates are filed as exhibits to the registration statement. The following description of certain provisions of the forms of warrant agreements and warrant certificates does not purport to be complete and is qualified in its entirety by reference to all the provisions of the warrant agreements and the warrant certificates.

General

   If we offer warrants for the purchase of debt securities, the applicable prospectus supplement will describe their terms, which may include the following:

  .  the title and aggregate number of the warrants;

  . the title, rank, aggregate principal amount, denomination, and terms of the underlying debt securities;

  . the currency of the underlying debt securities or of payment of the exercise price;

  . whether the warrants are issued as a unit with a debt security, and if so, the number of warrants attached to each such debt security;

  . the date, if any, on and after which such warrants and any related securities will be transferable separately;

  . the principal amount of the debt securities purchasable upon exercise of each warrant and the price, or the manner of determining the price, at which such debt securities may be purchased upon exercise;

  .  when the warrants may be exercised and the expiration date;

  . whether the warrant certificates will be issued in registered or bearer form;

  .  United States federal income tax consequences;

  . the terms of any right of ours to redeem or accelerate the exercisability of such warrants;

  .  whether the warrants are to be issued with any other securities;

  .  the offering price; and

  .  any other terms of the warrants.

   If we offer warrants for the purchase of our common stock, the applicable prospectus supplement will describe their terms, which may include the following:

  . the title and aggregate number of the warrants and whether the warrants will be sold with other securities;

  . the number of shares of common stock that may be purchased on exercise of each warrant;

  . the price or manner of determining the price, the manner in which the exercise price may be paid and any minimum number of warrants exercisable at one time;

  .  the terms of any right of ours to redeem the warrants;

  . the date, if any, on and after which the warrants and any related series of debt securities will be transferable separately;

  .  when the warrants may be exercisable and the expiration date;

  . the terms of any right of ours to accelerate the exercisability of the warrants;

  .  United States federal income tax consequences; and

  .  any other terms of the warrants.

   Warrants for the purchase of our common stock will be offered and exercisable for U.S. dollars only.

   Warrants may be exchanged for new warrants of different denominations, may, if in registered form, be presented for registration of transfer and may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. No service charge will be made for any permitted transfer or exchange of warrant certificates, but holders must pay any tax or other applicable governmental charge. Prior to the exercise of any warrant to purchase underlying debt securities, holders of such warrants will not have any of the rights of holders of the debt securities purchasable upon such exercise, including the right to receive payments of principal of, or premium, if any, or interest, if any, on the debt securities purchasable upon such exercise or to enforce covenants in the applicable indenture. Prior to the exercise of any warrants to purchase our common stock, holders of such warrants will not have any rights of holders of our common stock purchasable upon such exercise, including the right to receive payments of dividends, if any, on our common stock purchasable upon such exercise or to exercise any applicable right to vote.

Exercise of Warrants

   Each warrant will entitle the holder to purchase underlying debt securities or our common stock, as the case may be, at the exercise price described in, or calculable from, the applicable prospectus supplement. Unexercised warrants will become void after the close of business on the expiration date.

   Holders can exercise warrants by delivering the exercise price and certain required information to the warrant agent. Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt, within five business days, of the warrant certificate. Upon receipt of such payment and such warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, issue and deliver the underlying debt securities or our common stock, as the case may be, purchasable upon such exercise. If fewer than all of the warrants represented by a warrant certificate are exercised, we will issue a new warrant certificate for the remaining warrants. The holder of a warrant must pay any tax or other governmental charge imposed in connection with the issuance of underlying debt securities or our common stock purchased upon exercise of a warrant.

Modifications

   The warrant agreements and the terms of the warrants may be modified or amended by us and the warrant agent, without the consent of any holder, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective or inconsistent provision contained therein, or in any other manner that we deem necessary or desirable and that will not materially adversely affect the interests of the holders of the warrants.

   Together with the warrant agent, we may also modify or amend the warrant agreement and the terms of the warrants with the consent of a majority of the holders of the then outstanding unexercised warrants affected thereby. No modification or amendment of that type that accelerates the expiration date, increases the exercise price, reduces the number of outstanding warrants required for consent of any such modification or amendment, or otherwise materially adversely affects the rights of the holders of the warrants, may be made without the consent of each holder affected thereby.

Common Stock Warrant Adjustments

   The terms and conditions on which the exercise price of and/or the number of shares of our common stock covered by a warrant are subject to adjustment will be set forth in the warrant certificate and the applicable prospectus supplement. Such terms will include:

  . provisions for adjusting the exercise price and/or the number of shares of our common stock covered by the warrant;

  .  the events requiring an adjustment;

  . the events upon which we may, in lieu of making an adjustment, make proper provisions so that the holder of the warrant, upon its exercise, would be treated as if the holder had exercised the warrant prior to the occurrence of the events; and

  . provisions affecting exercise in the event of certain events affecting our common stock.

                              PLAN OF DISTRIBUTION

   We may sell the securities offered pursuant to this prospectus through agents, through underwriters or dealers or directly to one or more purchasers.

   Underwriters, dealers and agents that participate in the distribution of the securities offered pursuant to this prospectus may be underwriters as defined in the Securities Act of 1933 and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation, including underwriting discount, will be described in the applicable prospectus supplement. The prospectus supplement will also describe other terms of the offering, including any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the offered securities may be listed.

   The distribution of the securities offered under this prospectus may occur from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

   If the applicable prospectus supplement indicates, we will authorize dealers or our agents to solicit offers by certain institutions to purchase offered securities from us pursuant to contracts that provide for payment and delivery on a future date. We must approve all institutions, but they may include, among others:

  .  commercial and savings banks;

  .  insurance companies;

  .  pension funds;

  .  investment companies; and

  .  educational and charitable institutions.

   The institutional purchaser's obligations under the contract are only subject to the condition that the purchase of the offered securities at the time of delivery is allowed by the laws that govern the purchaser. The dealers and our agents will not be responsible for the validity or performance of the contracts.

   We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make as a result of those certain civil liabilities.

   When we issue the securities offered by this prospectus, except for shares of our common stock, they may be new securities without an established trading market. If we sell a security offered by this prospectus to an underwriter for public offering and sale, the underwriter may make a market for that security, but the underwriter will not be obligated to do so and could discontinue any market making without notice at any time. Therefore, we cannot give any assurances to you concerning the liquidity of any security offered by this prospectus.

   Underwriters and agents and their affiliates may be customers of, engage in transactions with, or perform services for us or our subsidiaries in the ordinary course of their and/or our businesses.

                                 LEGAL MATTERS

   Certain legal matters will be passed upon for us by Jeffrey A. Brown of our Law Department and Winston & Strawn, Chicago, Illinois. As of January 15, 2001, Mr. Brown owned approximately 900 shares of our common stock and held options to purchase 19,400 shares of our common stock, of which options to purchase 3,100 shares were currently exercisable.

                                    EXPERTS

   The consolidated financial statements and schedule of Motorola and subsidiaries as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein and in the registration statement, and upon the authority of said firm as experts in auditing and accounting.

   The financial statements and the related financial statement schedules incorporated herein by reference from the General Instrument Corporation Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the PURS offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                 ------------

                               TABLE OF CONTENTS
                             Prospectus Supplement

                                                                            Page
                                                                            ----
Use of Proceeds............................................................  S-3
Capitalization.............................................................  S-3
Summary Consolidated Financial Data........................................  S-4
Recent Developments........................................................  S-5
Description of the PURS....................................................  S-6
Certain United States Federal Income and Estate Tax Considerations......... S-20
Employee Retirement Income Security Act.................................... S-24
Underwriting............................................................... S-25
Legal Matters.............................................................. S-26

                                   Prospectus

About This Prospectus......................................................    2
Where You Can Find More Information........................................    3
The Company................................................................    4
Use of Proceeds............................................................    4
Ratios of Earnings to Fixed Charges........................................    4
Description of Debt Securities.............................................    5
Description of Capital Stock...............................................   17
Description of Securities Warrants.........................................   20
Plan of Distribution.......................................................   23
Legal Matters..............................................................   24
Experts....................................................................   24

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                                  $825,000,000

                                 Motorola, Inc.

             Puttable Reset Securities PURSSM due February 1, 2011

                                 ------------

                                [MOTOROLA LOGO]

                                 ------------

                              Goldman, Sachs & Co.
                         Banc of America Securities LLC
                         Banc One Capital Markets, Inc.
                                   JP Morgan

                          PURSSM is a service mark of
                              Goldman, Sachs & Co.

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